EXHIBIT 99.1

AGENCY AGREEMENT

April 12, 2013

Banro Corporation
1 First Canadian Place
100 King Street West, Suite 7070
P.O. Box 419
Toronto, Ontario M5X 1E3

Attention: Mr. Donat K. Madilo, Chief Financial Officer

Dear Mr. Madilo:

Re:	Short form prospectus offering of Series A Preference Shares and Common Shares

GMP Securities L.P. (“GMP”) as sole bookrunner and BMO Nesbitt Burns Inc., CIBC World Markets Inc. and Cormark Securities Inc. (together with GMP, the “Agents” and each an “Agent”) understand that Banro Corporation (the “Company”) proposes to issue and sell 116,000 Series A Preference Shares of the Company (the “Series A Shares”) at a price of US$25.00 per Series A Share (the “Agency Series A Shares”) and 50,218,634 common shares in the capital of the Company (the “Common Shares”) at a price of $1.35 per Common Share (the “Agency Common Shares”).

The Company desires to grant to the Agents, pursuant to Section 8 hereof, an option (the “Over-Allotment Option”), exercisable, in whole or in part, within 30 days from the Closing Date (as defined below), in the Agents’ sole discretion and without obligation, to cause the Company to offer for sale, up to the number of Common Shares that is equal up to 7.5% of the aggregate number of Common Shares issued pursuant to the Offering (each, an “Additional Common Share”) at a price of $1.35 per Additional Common Share (collectively, the Agency Common Shares and the Additional Common Shares are referred to as the “Offered Common Shares”).  The Company and the Agents agree that the Agency Series A Shares and the Offered Common Shares will have the attributes described in and contemplated by the Final Prospectus (as defined below).

The Agency Series A Shares, the Agency Common Shares and the Additional Common Shares are hereinafter collectively referred to as the “Offered Securities”.  The offering of the Offered Securities by the Company is referred to as the “Offering”.

Subject to the terms and conditions contained in this Agreement (as defined below), the Company hereby appoints the Agents to severally act as the sole and exclusive agents to the Company, and the Agents hereby agree to act as the agents of the Company, to effect the sale of the Agency Series A Shares and the Agency Common Shares on behalf of the Company on a “best efforts” basis to Purchasers (as defined below) resident (a) in the Qualifying Jurisdictions (as defined below), (b) in the United States, provided however that offers and sales of the Offered Securities to, or for the account or benefit of, persons in the United States shall be made only on a private placement basis to Accredited Investors (as defined below) in accordance with United States securities laws and the provisions of Schedule “C” to this Agreement and (c) in those jurisdictions outside of Canada and the United States as may be agreed to by the Company and the Agents, acting reasonably, through private placements or other offerings on an exempt basis and provided that the Company shall not become obligated to file a registration statement or prospectus outside of Canada.  The parties hereto acknowledge that the Offered Securities have not been and will not be registered under the U.S. Securities Act (as hereinafter defined) or the laws of any state of the United States. It is understood and agreed that the Agents are under no obligation to purchase any of the Offered Securities.

The net proceeds of the Offering shall be used by the Company as set forth in the Final Prospectus under the heading “Use of Proceeds”.  In consideration for the services to be rendered by the Agents in connection with the Offering, the Company shall pay to GMP, for and on behalf of all of the Agents, a cash fee (the “Agents’ Fee”) in an amount equal to 3.0% of the gross proceeds received by the Company from the sale of the Agency Series A

Shares, if any, and an amount equal to 5.0% of the gross proceeds received by the Company from the sale of the Offered Common Shares.

1.	DEFINITIONS

1.1                      When used in this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings indicated below:

(a)
“Accredited Investors” means “accredited investors” as specified in Rule 501(a) of Regulation D under the U.S. Securities Act (which definition, as it applies to certain natural persons, has been amended by the United States Dodd-Frank Wall Street Reform and Consumer Protection Act);

(b)
“Acts” means the Securities Act or equivalent securities regulatory legislation of the Qualifying Jurisdictions and “Act” means the Securities Act or equivalent securities regulatory legislation of a specified Qualifying Jurisdiction;

(c)	“Additional Common Shares” has the meaning ascribed thereto in the second paragraph of this Agreement;

(d)	“affiliate” has the meaning attributed thereto in the Securities Act (Ontario);

(e)	“Agency Common Shares” has the meaning ascribed thereto in the first paragraph of this Agreement;

(f)	“Agency Series A Shares” has the meaning ascribed thereto in the first paragraph of this Agreement;

(g)	“Agents” has the meaning ascribed thereto in the first paragraph of this Agreement;

(h)	“Agents’ Counsel” means Blake, Cassels & Graydon LLP;

(i)	“Agents’ Fee” has the meaning ascribed thereto in the fifth paragraph of this Agreement;

(j)	“Agreement” means this agency agreement, as the same may be amended, modified, supplemented and/or restated from time to time;

(k)	“Agreements and Instruments” has the meaning ascribed thereto in Section 6.1(jj);

(l)	“Amended and Restated Preliminary Prospectus” means the amended and restated preliminary short form prospectus of the Company dated April 5, 2013 amending and restating the Preliminary Prospectus;

(m)
“Ancillary Documents” means all agreement, certificates, officer’s certificates, notices and other documents executed and delivered, or to be executed and delivered, by the Company in connection with the Offering and/or pursuant to this Agreement;

(n)	“Business Day” means any day, other than a Saturday or Sunday, that is not a day on which banking institutions are authorized or required by Law or regulation to be closed in Toronto, Ontario;

(o)
“Canadian Securities Laws” means the securities statutes or similar statutes of the Qualifying Jurisdictions and all regulations, rules, national and local policy statements, instruments, notices, blanket orders and rulings thereunder or adopted by the Securities Commissions;

(p)	“Claims” has the meaning ascribed thereto in Section 11(a);

(q)	“Closing” means the closing of the offering of the Agency Series A Shares and the Agency Common Shares;

(r)	“Closing Date” means April 25, 2013 or such other date as the Company and the Agents may agree upon in writing;

(s)	“Closing Time” means 8:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Company and the Agents may agree;

(t)	“Comfort Letter” has the meaning ascribed thereto in Subsection 6.3(iv);

(u)	“Common Shares” has the meaning ascribed thereto in the first paragraph of this Agreement;

(v)	“Company” has the meaning ascribed thereto in the first paragraph of this Agreement;

(w)	“Company’s Counsel” means Norton Rose Canada LLP;

(x)	“Directed Selling Efforts” means “directed selling efforts” as defined in Rule 902(c) of Regulation S;

(y)	“distribution” means “distribution” or “distribution to the public”, which terms have the meanings attributed thereto under Canadian Securities Laws;

(z)
“Documents Incorporated by Reference” means, in respect of either the Preliminary Prospectus, the Amended and Restated Preliminary Prospectus, the Final Prospectus or any Supplementary Materials, the financial statements, management’s discussion and analysis, management information circulars, annual information form, business acquisition reports, material change reports, technical reports or other documents issued by the Company, whether before or after the date of this Agreement, that are incorporated by reference, or deemed to be incorporated by reference, therein pursuant to NI 44-101 or otherwise;

(aa)	“DRC” means the Democratic Republic of the Congo;

(bb)	“DRC Risk” has the meaning ascribed thereto in Subsection 6.1(v)(iii);

(cc)	“Environmental Laws” has the meaning ascribed thereto in Subsection 6.1(ii)(i);

(dd)
“Final Prospectus” means the final short form prospectus of the Company filed with the Securities Commissions for the purpose of qualifying the distribution of Offered Securities in the Qualifying Jurisdictions;

(ee)
“Final Receipt” means the receipt issued by the Ontario Securities Commission, as principal regulator under NP 11-202, evidencing that a receipt has been, or has been deemed to be, issued for the Final Prospectus in each of the Qualifying Jurisdictions;

(ff)
“Financial Statements” means  the Company’s audited consolidated financial statements as at, and for the year ended, December 31, 2012 and 2011, together with the auditors’ report thereon and the notes thereto;

(gg)	“GMP” has the meaning ascribed thereto in the first paragraph of this Agreement;

(hh)
“Governmental Authority” means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, court, tribunal, arbitral body, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, board, or authority of any of the foregoing; or (c) any quasi-governmental or private body exercising any regulatory expropriation or taxing authority under or for the account of any of the foregoing, and any stock exchange or self-regulatory authority and, for greater certainty, includes the Securities Commissions;

(ii)	“Hazardous Material” has the meaning ascribed thereto in Subsection 6.1(ii)(i);

(jj)	“including” means including without limitation;

(kk)	“Indemnified Parties” has the meaning ascribed thereto in Section 11(a);

(ll)	“Indemnitor” has the meaning ascribed thereto in Section 11(a);

(mm)
“Law” means all applicable domestic, foreign, federal, national, state, provincial or local laws (statutory, common or otherwise), statutes, by-laws, rules, regulations, treaties, ordinances, conventions, orders, codes, policies, notices and directions (having the force of law) and judicial, arbitral, administrative, ministerial or departmental judgments, awards, injunctions, decrees, rulings or other requirements of any Governmental Authority, court or other authority having jurisdiction over the applicable party;

(nn)
“Leased Premises” means the premises which are material to the Company or any of the Subsidiaries, and which the Company or any of the Subsidiaries occupy as tenant and which, for the avoidance of doubt, shall not include any mineral tenures;

(oo)	“Losses” has the meaning ascribed thereto in Section 11(a);

(pp)
“Material Adverse Effect” means any event, change, fact, state of facts, occurrence, effect or circumstance which, individually or in the aggregate, has or could reasonably be expected to have (i) a material and adverse effect on the business, affairs, capital, operation, properties, prospects, permits, contractual arrangements, assets, liabilities (absolute, accrued, contingent or otherwise) or condition (financial or otherwise) of the Company and its Subsidiaries considered on a consolidated basis, whether or not arising in the ordinary course of business or (ii) any fact, event or change that would result in the Public Disclosure Record containing a misrepresentation;

(qq)	“material change”, “material fact” and “misrepresentation” have the meanings attributed thereto in the Securities Act (Ontario);

(rr)
“Material Properties” means the material mineral properties and projects of the Company and Subsidiaries, more particularly set out in Schedule “B” hereto (which schedule is incorporated into and forms part of this Agreement), including, without limitation, the material mineral properties known as the Twangiza, Lugushwa, Namoya and Kamituga projects, and each a “Material Property”;

(ss)	“Money Laundering Laws” has the meaning ascribed thereto in Section 6.1(pp);

(tt)	“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions;

(uu)
“Note Indenture” means the indenture dated as of March 2, 2012 among the Company, the guarantors named on the signature pages thereto and Equity Financial Trust Company providing for the issuance of 10% senior secured notes due 2017;

(vv)	“NP 11-202” means National Policy 11-202 – Process for Prospectus Review in Multiple Jurisdictions;

(ww)	“NYSE” means the NYSE MKT LLC;

(xx)	“OFAC” has the meaning ascribed thereto in Section 6.1(qq);

(yy)	“Offered Common Shares” has the meaning ascribed thereto in the second paragraph of this Agreement;

(zz)	“Offered Securities” has the meaning ascribed thereto in the third paragraph of this Agreement;

(aaa)	“Offering” has the meaning ascribed thereto in the third paragraph of this Agreement;

(bbb)	“Offering Documents” has the meaning ascribed thereto in Subsection 11(a)(i);

(ccc)	“Option Closing” means the completion of the issue and sale by the Company and the purchase by the Agents of the Additional Common Shares pursuant to this Agreement;

(ddd)	“Option Closing Date” means the date, which shall be a Business Day, as set out in the Option Notice or such other date as the Company and the Agents may agree upon in writing;

(eee)	“Option Closing Time” means 8:00 a.m. (Toronto time) or any other time as may be agreed to by the Company and the Agents;

(fff)	“Option Expiry Date” means the 30th day following the Closing Date or, if such day is not a Business Day, on the Business Day immediately preceding such day;
(ggg)	“Option Notice” means the notice given by the Agents to the Company with respect to the exercise of the Over-Allotment Option;
(hhh)	“OSC” means the Ontario Securities Commission;

(iii)	“Over-Allotment Option” has the meaning ascribed thereto in the second paragraph of this Agreement;

(jjj)	“Passport System” means the passport system provided for under Multilateral Instrument 11-102 - Passport System and NP 11-202;
(kkk)
“person” includes any natural person, body corporate, trust, limited partnership, general partnership, joint venture, sole proprietorship, joint stock company, association, bank, pension fund, trustee, executor administrator or other legal personal representative, regulatory body or agency, Governmental Authority or other juridical entity;

(lll)	“Preliminary Prospectus” means the preliminary short form prospectus of the Company dated March 26, 2013 relating to the distribution of Offered Securities in the Qualifying Jurisdictions;

(mmm)	“Private Placement” has the meaning ascribed thereto in Subsection 9(o);

(nnn)	“Prospectus” means, collectively, the Preliminary Prospectus, the Amended and Restated Preliminary Prospectus and the Final Prospectus;

(ooo)
“Public Disclosure Record” means the press releases, the most recent annual information form, the most recent audited consolidated financial statements including the notes thereto and management’s discussion and analysis thereof, the most recent management information circular and any material change report of the Company dated on or after January 1, 2013 published or filed by the Company with: (i) the securities regulatory authority in each of the Qualifying Jurisdictions and publicly available on the System for Electronic Document Analysis and Retrieval; and (ii) the SEC and publicly available on the Electronic Data Gathering, Analysis, and Retrieval System;

(ppp)	“Purchasers” means, collectively, the purchasers of Offered Securities;

(qqq)	“Qualifying Jurisdictions” means all of the Provinces of Canada other than the Province of Québec and “Qualifying Jurisdiction” means any one of them;

(rrr)	“Real Property” has the meaning ascribed thereto in Subsection 6.1(ff)(ii);

(sss)	“Regulation D” means Regulation D under the U.S. Securities Act;

(ttt)	“Regulation S” means Regulation S under the U.S. Securities Act;

(uuu)	“Repayment Event” has the meaning ascribed thereto in Section 6.1(jj);

(vvv)	“SEC” means the U.S. Securities and Exchange Commission;

(www)	“Securities Commissions” means the securities commission or other securities regulatory authority in each of the Qualifying Jurisdictions;

(xxx)	“Securities Laws” means, collectively, Canadian Securities Laws and U.S. Securities Laws;

(yyy)	“Selling Firms” has the meaning ascribed thereto in Section 3.3;

(zzz)	“Series A Certificate of Designations” means the certificate of designations of the Company establishing the terms of the Series A Shares;

(aaaa)
“Subsidiaries” means the entity or entities set out in Schedule “A” attached hereto (which schedule is incorporated into and forms part of this Agreement) in which the Company holds the percentages of securities or other ownership interests therein set forth;

(bbbb)
“Supplementary Materials” means, collectively, any amendment to or amendment and restatement of the Preliminary Prospectus, the Amended and Restated Preliminary Prospectus and/or the Final Prospectus, and any further amendment, amendment and restated or supplemental prospectus thereto or ancillary materials that may be filed by or on behalf of the Company under the Canadian Securities Laws relating to the distribution of the Offered Securities;

(cccc)	“TSX” means the Toronto Stock Exchange

(dddd)	“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

(eeee)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder;

(ffff)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder; and

(gggg)
“U.S. Securities Laws” means the applicable blue sky or securities laws in any state or territory of the United States, together with the U.S. Exchange Act and the U.S. Securities Act and the rules and regulations of the SEC thereunder.

1.2                      The words “herein”, “hereto” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section, paragraph or other subdivision of this Agreement.

1.3                      Time shall be of the essence of this Agreement. All references herein “C$” or “$” are to Canadian dollars and references to “US$” are to United States dollars, unless otherwise specified.

1.4                      The headings in this Agreement are for convenience of reference only, and shall not affect the interpretation or meaning hereof. In this Agreement, words in the singular include the plural and vice-versa and words in one gender include all genders.

2.	APPOINTMENT OF AGENTS

2.1                      The Company appoints the Agents as its exclusive agents to effect the Offering and each of the Agents accepts the appointment and severally agrees to act as agent for such purpose and to use its commercially reasonable best efforts to offer the Agency Series A Shares and Agency Common Shares for sale under the Prospectus on the Company’s behalf to Purchasers on the terms and conditions contained herein.

2.2                      Until the Closing Date, all subscription funds received by the Agents will be held in trust by the Agents pending closing of the Offering.  If this Agreement is terminated, the Agents will return the subscription proceeds to the subscribers without interest or deduction unless such subscribers otherwise instruct the Agents.

3.	DISTRIBUTION AND CERTAIN OBLIGATIONS OF THE AGENTS

3.1                      The distribution of the Offered Securities shall be qualified by the Prospectus under Canadian Securities Laws in each of the Qualifying Jurisdictions.  The Agents will use commercially reasonable best efforts to arrange for Purchasers of the Offered Securities in the Qualifying Jurisdictions.  The Agents may also use their commercially reasonable best efforts to arrange for Purchasers of the Offered Securities:

(a)
who are, or acting for the account or benefit of, persons in the United States on a private placement basis, pursuant to the exemption from registration provided by Rule 506 of Regulation D under the U.S. Securities Act and in accordance with the terms, conditions, representations, warranties and covenants of the parties contained in Schedule “C” hereto, the provisions of which are agreed to by the Company, the Agents and the Agents’ U.S. Registered broker-dealer affiliates; or

(b)
in such other jurisdictions as the Company and the Agents may agree, provided the distribution of Offered Securities in such other jurisdictions are completed in accordance with applicable laws of such other jurisdictions and no prospectus, registration statement or similar document is required to be filed in such other jurisdiction, provided however, it is understood and agreed that the Agents shall have no obligation to purchase the Offered Securities.

3.2                      The obligations of the Agents hereunder are several and not joint, nor joint and several.  No Agent shall be liable hereunder with respect to any act, omission or conduct of any other Agent or any Selling Firm (as defined below) appointed by another Agent.

3.3                      The Company agrees that the Agents will be permitted to appoint other registered dealers (or other dealers duly licensed in their respective jurisdictions) as their sub-agents (the “Selling Firms”) to assist in the Offering and that the Agents may determine the remuneration payable to such other dealers appointed by them.  Such remuneration shall be payable by the Agents alone, with no additional consideration from the Company.

3.4                      The Agents shall, and shall require any Selling Firm to agree to, comply with the Canadian Securities Laws in connection with the sale of the Offered Securities and their activities in connection therewith and shall offer the Offered Securities for sale to the public directly and through Selling Firms upon the terms and conditions set out in the Final Prospectus and this Agreement.

3.5                      The Agents shall, and shall require any Selling Firm to, offer for sale and sell the Offered Securities only in those jurisdictions where they may be lawfully offered for sale or sold and comply with all applicable Laws in connection with such sales.  The Agents shall: (i) use commercially reasonable efforts to complete and cause each Selling Firm to complete the distribution of the Offered Securities as soon as reasonably practicable; (ii) promptly notify the Company when, in their opinion, the Agents and the Selling Firms have ceased distribution of the Offered Securities; and (iii) provide a written breakdown of such number of Offered Securities distributed in each of the Qualifying Jurisdictions or any other jurisdiction where such breakdown is required for the purpose of calculating fees payable to the Securities Commissions no later than thirty (30) days following the completion of the distribution.

3.6                      Each Agent represents and warrants to the Company:

(a)	that it is incorporated and existing under the laws of its jurisdiction of incorporation and it has the corporate power to enter into and perform its obligations under this Agreement;

(b)	this Agreement has been duly executed and delivered by it and constitutes legal, valid and binding agreement of such Agent, enforceable against it in accordance with its terms; and

(c)
that it is duly registered or licensed in those jurisdictions in which it is required to be so registered or licensed in order to offer the Offered Securities for sale as contemplated by this Agreement or, if or were not so registered, will only offer the Offered Securities through a Selling Firm who is so registered or licensed.

3.7                      The parties to this Agreement acknowledge that the Offered Securities have not been and will not be registered under the U.S. Securities Act or securities laws of any States in the United States and may not be offered or sold in the United States except pursuant to an exemption from, and/or in a transaction not subject to, the registration requirements of the U.S. Securities Act and applicable State Securities Laws.  The Agents may offer and sell the Offered Securities outside the United States only in accordance with all applicable securities and other laws and regulations and in a manner which will not require the Company to comply with the registration, prospectus, filing, continuous disclosure or other similar requirements under the applicable securities laws of such other jurisdictions.  Accordingly, the Company and the Agents hereby agree that offers and sales of the Offered Securities in the United States shall be conducted only in the manner specified in Schedule “C”, which terms and conditions are hereby incorporated by reference in and shall form a part of this Agreement.

4.	DUE DILIGENCE

4.1                      During the period commencing with the date hereof and ending on the Closing Date, the Company shall co-operate in all respects with the Agents to allow the Agents and Agents’ Counsel to conduct a full due diligence investigation of the Company as they deem appropriate and to fulfill the Agents’ obligations as agents under the Canadian Securities Laws and, in this regard, without limiting the scope of the due diligence inquiries the Agents may conduct formal due diligence question and answer sessions with the Company’s senior management, auditor, qualified persons, counsel and such other persons as the Agents may reasonably require prior to the Closing Date. Completion of the Offering shall be subject to the Agents’ satisfaction with such due diligence investigation. The Company will, and will cause affiliates to, make available to the Agents, on a timely basis, all corporate and operating records, financial information, technical information and reports, budgets and other information which the Agents may reasonably request, as well as access to key officers of the Company and its affiliates and to advisors and experts retained by the Company in order to enable the Agents to complete its due diligence investigation.

5.	CHANGES DURING THE OFFERING

5.1                      The Company covenants and agrees with the Agents that:

(a)	during the distribution period, the Company will promptly inform the Agents in writing of the full particulars of:

(i)
any change (actual, anticipated, contemplated or threatened, financial or otherwise) in the Company’s business, assets, operations, affairs, prospects or property of the Company and its Subsidiaries or in any information provided to the Agents or concerning the Company, the Offered Securities or the Offering;

(ii)
any change in applicable Laws, materially and adversely affecting, or which may materially and adversely affect, the business, operations, affairs, prospects or property of the Company, the Offered Securities or the Offering;

(iii)	any change in any matter covered by a statement contained or incorporated by reference in the Prospectus or any Supplementary Materials; or

(iv)
any material fact that has arisen or been discovered that would have been required to have been disclosed in the Prospectus or any Supplementary Material had that fact arisen or been discovered on or prior to the date of the Prospectus or any Supplementary Material, which change or fact is, or may be, of such a nature as to render the Prospectus or the Supplementary Materials misleading or untrue in any material respect or would result in any of such documents containing a misrepresentation, as defined under Canadian Securities Laws, or which would result in any of such documents not complying in any material respect with any of the Canadian Securities Laws or which change would reasonably be expected to have a significant effect on the market price or value of the Offered Securities.  The Company shall in good faith discuss with the Agents any change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether notice need to be give given to the Agents pursuant to this section and, in any event, prior to making any filing.  The Company shall promptly, and in any event within any applicable time limitation, comply with, to the reasonable satisfaction of the Agents, all applicable filing and other requirements under applicable Securities Laws arising as a result of such fact or change; provided that the Company shall not file any Supplementary Materials or other document without first obtaining the approval of the Agents with respect to the form and content thereof, such approval not to be unreasonably withheld or delayed, subject to the Company complying with the requirements of the Canadian Securities Laws;

(b)
if during the distribution period there shall be any change in the Canadian Securities Laws which, in the opinion of the Agents and the Agents’ Counsel, acting reasonably, requires the filing of any Supplementary Materials, the Company shall promptly prepare and file such Supplementary Materials to the reasonable satisfaction of the Agents, with the appropriate securities regulatory commission in each of the Qualifying Jurisdictions where such filing is required; provided that the Company shall not file any Supplementary Materials or other document without first obtaining the approval of the Agents with respect to the form and content thereof, such approval not to be unreasonably withheld or delayed, such the Company complying with the requirements of the Canadian Securities Laws;

(c)	during the distribution period, the Company will promptly inform the Agents of the full particulars of:

(i)
any communication of a material nature from any Securities Commission or other securities commission or similar regulatory authority or any other competent authority relating to the Company or its Subsidiaries or the distribution of the Offered Securities;

(ii)
the issuance by any Securities Commission or other securities commission or similar regulatory authority or by any other competent authority of any order to cease or suspend trading of any securities of the Company or of the institution or threat of institution of any proceedings for that purpose; or

(iii)	any material contract or agreement entered into or proposed to be entered into by the Company;

and with respect to a cease trade order or suspension order, except as otherwise agreed to by the Agents, the Company will use its reasonable commercial efforts to prevent the issuance of any such cease trade order or suspension order and, if issued, to obtain the withdrawal thereof as soon as possible; and

(d)
during the distribution period, the Company will promptly provide to the Agents, for the review by the Agents and Agents’ counsel, prior to the publication, filing or issuance thereof, any information circular, financial statements, press release or other communication to the public or to the Company’s securityholders.

6.	REPRESENTATIONS, WARRANTIES AND COVENANTS

6.1                      The Company represents and warrants to and covenants with the Agents and for the benefit of the Agents and the Purchasers and acknowledges that the Agents are relying on such representations, warranties and covenants in entering into this Agreement that, as at the date hereof and as at the Closing Time:

(a)
Good Standing of the Company. The Company is a corporation duly continued, validly existing, and in good standing under the laws of Canada and has the corporate power and authority to own, lease and operate its properties and to conduct its business as now carried on by it; and to enter into, deliver and perform its obligations under this Agreement, and the Company is duly qualified as an extra-provincial corporation to transact business and is in good standing (in respect of the filing of annual returns where required or other information filings under applicable corporations information legislation) in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to so qualify or to be in good standing would not reasonably be expected to result in a Material Adverse Effect.  The Company is, and will at the Closing Time be, in compliance in all material respects with the rules of the TSX and the NYSE.

(b)
Good Standing of the Subsidiaries. Each Subsidiary listed on Schedule “A” hereto is a corporation duly incorporated and validly existing under the Laws of the jurisdiction of its incorporation. There exist no current valid orders or resolutions for the winding up of any of the Subsidiaries and no steps have been taken to effect the dissolution of any of the Subsidiaries. Each Subsidiary has the corporate power and authority to own, lease and operate its properties, permits and assets and to conduct its business as now carried on by it, and each Subsidiary is in good standing (in respect of the filing of annual returns where required or other information filings under applicable corporations information legislation) under the Laws of the jurisdiction of its incorporation and is in good standing (in respect of the filing of annual returns where required or other information filings under applicable corporations information legislation) in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to so qualify or to be in good standing would not reasonably be expected to result in a Material Adverse Effect.

(c)
Ownership of Subsidiaries. The issued and outstanding securities of the Subsidiaries listed on Schedule “A” hereto (including the shareholders thereof) are as set out in Schedule “A” hereto. The Company is the registered holder of the ownership interests of the Subsidiaries set out in Schedule “A” hereto, in each case, free and clear of all mortgages, liens, charges, pledges, security interests encumbrances, claims or demands whatsoever (other than pursuant to outstanding debt arrangements disclosed in the Public Disclosure Record) and no person has any agreement or option or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement for the purchase of all or any part of such securities, and all such securities have been validly issued and are outstanding as fully paid and non-assessable. For greater certainty, any shares of the Subsidiaries recorded as being owned by individuals are being held by such individuals in trust for the Company and are being so held (rather than being held directly by the Company) due to corporate law requirements only. The Company is not a partner, co-tenant, joint venturer or otherwise a participant in any material partnership joint venture, co-tenancy or other similarly joint owned business.

(d)
Public Filings. The Company has filed all documents or information required to be filed by it under Canadian Securities Laws and U.S. Securities Laws. Each such document or item of information filed by the Company under such laws, as of its date, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading at the time at which it was filed with applicable securities regulators, including, without limitation, the Securities Commissions. The Company has not filed any confidential material change report with any securities regulatory authority or regulator, the TSX or the NYSE that at the date hereof remains confidential.

(e)
Financial Statements. The Company’s Financial Statements (i) are, in all material respects, consistent with the books and records of the  Company, contain and reflect all material adjustments for the fair presentation of the results of operations and the financial condition of the business of the Company for the periods covered thereby, (ii) present fairly, in all material respects, the financial position of the Company as at the dates thereof and the results of its operations and the changes in its financial position for the periods then ended, (iii) contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of the Company, and (iv) do not omit to state any material fact that is required by generally accepted accounting principles or by applicable Law to be stated or reflected therein or which is necessary to make the statements contained therein not misleading, respectively.

(f)
No Material Adverse Change in Business. There has not been any material change in the capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Company from the position set forth in the most recent of the Financial Statements or in press releases disseminated by the Company and publicly available on the System for Electronic Document Analysis and Retrieval and there has not been any change in the business, operations, earnings, capital, permits, prospects, condition (financial or otherwise) or results of operations of the Company and the Subsidiaries (taken as a whole) since December 31, 2012 that could reasonably be expected to have a Material Adverse Effect, and, since that date, there have been no material facts, transactions, events or occurrences, other than as disclosed in the Public Disclosure Record, that could reasonably be expected to have a Material Adverse Effect that have not been disclosed in the Public Disclosure Record.

(g)
Authorization and Enforceability. The Company has the corporate power and authority to execute and deliver this Agreement, to take all actions required pursuant hereto and to complete the transactions contemplated hereunder on the terms and conditions set forth herein and has taken all necessary corporate action in respect thereof.  This Agreement has been duly authorized, executed and delivered by the Company and this Agreement constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable Law.

(h)
Absence of Proceedings. There is no action, suit, proceeding, inquiry or investigation before or brought by any court or Governmental Authority, now pending or, to the knowledge of the Company, threatened against or affecting the Company or any Subsidiary, which is required to be disclosed in the Public Disclosure Record and which is not so disclosed, or which if determined adversely, would reasonably be expected to result in, either individually or in the aggregate, a Material Adverse Effect, or which if adversely determined, individually or in the aggregate, would reasonably be expected to materially and adversely affect the Material Properties or assets of the Company or any Subsidiary or which if determined adversely would, individually or in the aggregate, materially and adversely affect the consummation of the transactions contemplated in this Agreement or the performance by the Company of its obligations hereunder. No order ceasing or suspending trading in any securities of the Company or the trading of any of the Company’s issued securities has been issued and no proceedings for such purpose are, to the knowledge of the Company, pending or threatened.

(i)
Investment Company Act. The Company is not and, after giving effect to the Offering and sale of the Offered Securities and the application of the proceeds of the Offering will not be required to be registered as an “investment company” pursuant to the U.S. Investment Company Act of 1940, as amended.

(j)
Authorization and Description of Offered Securities. The Offered Securities have been duly authorized for issuance and sale, and the Offered Securities when issued and delivered by the Company pursuant to this Agreement against payment of the consideration set forth herein, will be duly created and validly issued as fully paid and non-assessable securities in the capital of the Company. The descriptions of the Agency Series A Shares and the Offered Common Shares in the Prospectus are true, complete and accurate descriptions in all material respects of the rights, privileges, restrictions, terms and conditions attaching to such securities.

(k)
Standing Under Canadian Securities Laws. The Company is a “reporting issuer” (or its equivalent) under Securities Laws of each of the Qualifying Jurisdictions. The Company is not in default in any material respect of the requirements of Canadian Securities Laws and the Company is not included on a list of defaulting reporting issuers maintained by any of the Securities Commissions.

(l)
Standing Under U.S. Securities and Tax Laws. To the knowledge of the Company, as of the date hereof, the Company is not a “controlled foreign corporation,” as such term is defined in the United States Internal Revenue Code of 1986, as amended, and does not expect to become a controlled foreign corporation. The Company is, and upon completion of the Offering, and assuming the anticipated use of the proceeds of the Offering, will be a “foreign private issuer” within the meaning of Rule 3b-4 of the U.S. Exchange Act.

(m)	Authorized Capital. As at the date hereof, the authorized share capital of the Company consists of an unlimited number of Common Shares and an unlimited number of preference shares issuable in series.

(n)
Issued Shares. As at the close of business on April 11, 2013, 201,882,038 Common Shares and no preference shares of the Company were issued and outstanding as fully paid and non-assessable securities of the Company.

(o)
Listing of Common Shares. The Common Shares are listed and posted for trading on the TSX and on the NYSE and the Company is not in default in any material respect of any of the listing requirements of the TSX or the NYSE applicable to the Company including, for avoidance of doubt, any requirement that shareholder approval be obtained for the Offering.

(p)
Listing of Offered Securities. Prior to the Closing Date, all necessary notices and filings will be made with, and all necessary consents, approvals and authorizations obtained by the Company from, the TSX and the NYSE, for the issuance of the Offered Securities and listing of the Offered Common Shares.

(q)
Listing of the Agency Series A Shares. Prior to the Closing Date, all necessary and notices will be made with, and all necessary consents, approvals and authorizations obtained by the Company from, a Canadian stock exchange, for the issuance and listing of the Agency Series A Shares.

(r)
Subsidiaries. The Subsidiaries listed on Schedule “A” under the heading “Material Subsidiaries” are the only “significant subsidiaries” of the Company as defined by Rule 1-02 of Regulation S-X of the U.S. Securities Act or that are otherwise material to the Company. All other subsidiaries of the Company have no liabilities that would be, individually or in the aggregate, material to the Company and the Subsidiaries on a consolidated basis.

(s)
Transfer Agent and Registrar. Equity Financial Trust Company, at its principal offices in the City of Toronto, Ontario, has been duly appointed transfer agent and registrar for the Common Shares and the Series A Shares.

(t)
Outstanding Convertible Securities. Except as disclosed in this Agreement or the Public Disclosure Record, no person, firm or corporation, as of the date hereof has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from the Company or any of its Subsidiaries of any securities.

(u)
Agreements Affecting Voting or Control. To the knowledge of the Company, except as referred to herein, no agreement is in force or effect which in any manner affects the voting or control of any of the securities of the Company or any of the Subsidiaries.

(v)	Conduct of Business.

(i)
Other than pursuant to the Note Indenture, the Company is not nor is any Subsidiary a party to or bound or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of the Company or any Subsidiary to compete in any line of business, transfer or move any of its assets or operations or which materially adversely affects the business practices, operations or condition of the Company.

(ii)
Except as set forth in the Public Disclosure Record, the Company and each of the Subsidiaries is licensed, registered or qualified, as applicable, in the respective jurisdictions in which the Company and each of the Subsidiaries owns, leases or operates its property or carries on business to enable each of its businesses to be carried on as now or proposed to be conducted and to enable the Company and each of the Subsidiaries to own, lease and operate its property and assets where the failure to do so would have a Material Adverse Effect, and all such licences, registrations and qualifications are and will as at the Closing Date be valid, subsisting and in good standing. Without limitation to the foregoing, the Company and the Subsidiaries have complied with all public filing requirements required to be filed under the laws of the DRC in relation to the Subsidiaries and the Material Properties and the Material Permits.

(iii)
The Company or one or more of its Subsidiaries are parties to valid and subsisting agreements, documents or instruments pursuant to which the Company or one or more of its Subsidiaries is the lawful registered and beneficial holder of the Material Properties. The licences or concessions comprising the Material Properties are registered in the names of the material Subsidiaries as set out in Schedule “B” hereto. The representations in this paragraph (iii) are subject to future risks arising out of possible changes in mining and/or investment policies in the DRC, to sovereign risk, and/or challenges which may arise in enforcing rights in the DRC (“DRC Risks”) but, for the avoidance of doubt, are not subject to any risks for which comfort is given pursuant to the legal opinion to be provided by the Company’s counsel in the DRC, in form and substance satisfactory to the Agents’ Counsel, subject to any qualifications contained therein.

(w)	Material Properties, Business and Assets.

(i)
The Company and each Subsidiary has conducted and is conducting its business in compliance in all material respects with all applicable Laws, rules and regulations of each jurisdiction in which it carries on business and with all Laws, regulations, tariffs, rules, orders and directives material to its operation, including all applicable Laws, regulations and statutes relating to mining and/or mining claims, concessions, licenses or leases, and the Company has not nor has any Subsidiary received any notice of the revocation or cancellation of, or any intention to revoke or cancel, any of the mining claims, concessions, licenses, leases or other instruments conferring mineral rights, including in respect of the Material Properties and the Material Permits.

(ii)
The Company and, where applicable, each of the Subsidiaries, is the absolute legal and beneficial owner of all of the respective material assets of the Company and the Subsidiaries, as applicable, including the contractual agreements pursuant to which the Company and the Subsidiaries have an interest in the mining claims, concessions, licenses and leases or other instruments conferring the mineral rights comprising the Material Properties, including the Material Permits. No other property rights are necessary for the conduct of the Company’s or any Subsidiary’s business, as currently conducted, in respect of the Material Properties. Except as contemplated in such contractual arrangements and subject only to the provisions of the laws of the DRC applicable to the Company, there are no restrictions on the ability of the Company or any Subsidiary to use, transfer or otherwise exploit any such property rights, and the Company does not know of any claim or basis for a claim that may adversely affect such rights. Without limitation to the foregoing, the Subsidiaries have the full right to use all of the surface area pertaining to the Material Properties and, subject only to the provisions of the laws of the DRC applicable to the Company or any Subsidiary, no other user of the surface, nor any occupier thereof, is entitled to any compensation or rights of relocation should the Subsidiaries engage in construction activities that interfere with other uses of the surface. The representations in this paragraph (ii) are subject to DRC Risks (save as qualified by the provisions of Section (v)(iii) above).

(iii)
Neither the Company nor any Subsidiary has any responsibility or obligation to pay any commission, royalty or similar payment to any person with respect to its property rights relating to the material assets of the Company and the Subsidiaries, including the mining claims, concessions, licenses and leases or other instruments conferring the mineral rights comprising the Material Properties or any activities previously in relation to the Material Properties, other than as disclosed in the Public Disclosure Record. Without limitation to the foregoing, neither the Company nor any of the Subsidiaries have any outstanding liabilities or payment obligations arising from the winding up of any entity within the Company’s group which was the holder of property rights relating to the material assets of the Company and the Subsidiaries.

(iv)
Any and all agreements pursuant to which the Company and each Subsidiary holds any of its material assets, including the Material Properties and the Material Permits, are valid and subsisting agreements in full force and effect, enforceable in accordance with their respective terms (except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable Law), the Company is not nor is any Subsidiary in default in any material respect of any of such agreements, including failure to fulfil any payment or work obligation thereunder nor has any such default been alleged, the Company is not aware of any disputes (except such as has been disclosed to the Agents in writing) with respect thereto and such assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated, all leases, licenses, concessions, patented and unpatented claims pursuant to which the Company and each Subsidiary derives its interest in such material assets are (except such as has been disclosed to the Agents in writing) in good standing and there has been (except such as has been disclosed to the Agents in writing) no material default under any such leases, licenses, concessions, patented and unpatented claims and all real or other property taxes required to be paid with respect to such assets to the date hereof have been paid. The representations in this paragraph (iv) are subject to DRC Risks (save as qualified by the provisions of Section (v)(iii) above).

(v)	None of the Company or any Subsidiary has approved, is contemplating, has entered into any agreement in respect of, or has any knowledge of:

(A)
the purchase of any Material Property, Material Permit, permit or assets or any interest therein or the sale, transfer or other disposition of any Material Property, Material Permit, permit or assets or any interest therein currently owned, directly or indirectly, by the Company or any Subsidiary whether by asset sale, transfer of shares or otherwise that, in each case, would be material to the Company and its Subsidiaries as a whole; or

(B)
the change of control (by sale or transfer of shares or sale of all or a substantial portion of the Material Properties, Material Permits, permits and assets of the Company or any Subsidiary or otherwise) of the Company or any Subsidiary.

(x)
Permits, Licenses, etc. Except as disclosed in the Public Disclosure Record, each of the Company and its Subsidiaries has conducted and is conducting its business in compliance in all material respects with all applicable Laws. The Company and the Subsidiaries possess such permits, licenses, approvals, consents and other authorizations (collectively, “Governmental Licenses”) issued by the appropriate national, federal, state, provincial, local or foreign regulatory agencies or bodies necessary to conduct the business now conducted by them except where the failure so to possess would not, individually or in the aggregate, have a Material Adverse Effect; the Company and the Subsidiaries are in compliance with the terms and conditions of all such Governmental Licenses, except where the failure so to comply would not, individually or in the aggregate, have a Material Adverse Effect; all of the Governmental Licenses are valid and in full force and effect, except where the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect would not, individually or in the aggregate, have a Material Adverse Effect; and neither the Company nor any of the Subsidiaries has received any notice of proceedings relating to the revocation or modification of any such Governmental Licenses which, individually or in the aggregate, if the subject of an unfavourable decision, ruling or finding, would have a Material Adverse Effect; and none of the Governmental Licenses contains any term, provision, condition or limitation which would have a Material Adverse Effect.

(y)
Auditors. The auditors of the Company, who audited the Financial Statements, (i) are independent public accountants as required by Canadian Securities Laws and there has never been any reportable event (within the meaning of NI 51-102) with the present auditor of the Company, and (ii) are independent public accountants as required by the U.S. Exchange Act during the periods covered by the Financial Statements.

(z)
Insurance. The Company maintains insurance policies with respect to directors’ and officers’ liability and its business premises in Toronto, Ontario. All such policies of insurance are in full force and effect and the Company is in compliance with the terms of such policies in all material respects. There are no material claims by the Company under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause. The Company covenants that it shall, and shall cause its Subsidiaries to, as soon as reasonably possible obtain insurance against such losses and risks and in such amounts as are customary in the business in the jurisdiction(s) in which it is engaged.

(aa)	Taxes.

(i)	The Company and each of the Subsidiaries have filed all national, federal, provincial, state, local and foreign tax returns that are required to be filed or have requested extensions thereof (except in any case in which the failure so to file would not have a Material Adverse Effect) and have paid all taxes required to be paid by and any other assessment, fine or penalty levied against the Company or any of the Subsidiaries, to the extent that any of the foregoing is due and payable.

(ii)
The Company and each of the Subsidiaries have established on its books and records reserves that are adequate for the payment of all taxes not yet due and payable and there are no liens for taxes on the assets of the Company or any of the Subsidiaries, and there are no audits known by the Company’s management to be pending of the tax returns of the Company or any of the Subsidiaries (whether national, federal, state, provincial, local or foreign) and there are no outstanding claims which have been or may be asserted relating to any such tax returns, which audits and claims, if determined adversely, would result in the assertion by any governmental agency of any deficiency that would have a Material Adverse Effect.

(iii)
No domestic or foreign taxation authority has asserted or threatened to assert any assessment, claim or liability for taxes due or to become due in connection with any review or examination of the tax returns of the Company or any of the Subsidiaries (including, without limitation, any predecessor companies) filed for any year which would have a Material Adverse Effect.

(iv)
There are no transfer taxes or other similar fees or charges under Canadian or U.S. federal law or the laws of any state, province or any political subdivision thereof, required to be paid in connection with the execution and delivery of this Agreement or the issuance by the Company or sale by the Company of the Offered Securities.

(bb)
Material Agreements. Each of the Company and the guarantors is in material compliance with its obligations under the Note Indenture and the Company has not received any notice from the Trustee thereunder of any Default (as defined in the Note Indenture) nor is there any basis upon which such a notice could be given by the Trustee.  Neither the Company nor any of the Subsidiaries is in material default in the observance or performance of any term or obligation to be performed by it under any Material Agreement and no event has occurred which with notice or lapse of time or both would constitute such a default, in any such case which default or event would have a Material Adverse Effect

(cc)
No Brokerage or Finder’s Fee. Except for the Agents, there is no person acting or purporting to act at the request of the Company, who is entitled to any brokerage or finder’s fee in connection with the transactions contemplated by this Agreement and, in the event any person acting or purporting to act for the Company establishes a claim for any such fee from the Purchasers under the Offering, the Company covenants to indemnify and hold harmless the Agents with respect thereto and with respect to all costs incurred in the defence thereof.

(dd)
Corporate Records. The minute books and records of the Company and each of the Subsidiaries contain copies of all significant or material proceedings or drafts thereof, of the shareholders, the boards of directors and all committees of the boards of directors of the Company and the Subsidiaries from their respective dates of incorporation. There have been no meetings, resolutions or proceedings of the shareholders, boards of directors or any committees of the boards of directors of the Company or any of the Subsidiaries not reflected in such minute books and other records.

(ee)
Dividends. There is not, in the articles of the Company nor in any agreement, mortgage, note, debenture, indenture or other instrument or document to which the Company is a party (other than the Note Indenture, a true copy of which has been provided to the Agents including all amendments thereto) and the terms of the Series B Preference Shares of the Company, any restriction upon or impediment to the declaration of dividends by the directors of the Company or the payment of dividends by the Company to the holders of the Common Shares or the Series A

Shares. During the previous 12 months, the Company has not, directly or indirectly, declared or paid any dividend or declared or made any other distribution on any of its securities of any class, or, directly or indirectly, redeemed, purchased or otherwise acquired any of its Common Shares or other securities or agreed to do any of the foregoing.

(ff)	Leased and Owned Premises.

(i)
With respect to each of the Leased Premises, the Company or Subsidiary, as applicable, occupies the Leased Premises and has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Company or the Subsidiaries occupies the Leased Premises is in good standing and in full force and effect. The completion of the transactions described herein by the Company will not afford any of the parties to such leases or any other person the right to terminate such lease or result in any additional or more onerous obligations under such leases.

(ii)
Any real property (and the buildings constructed thereon) in which the Company and each Subsidiary has an interest (the “Real Property”) and the operations thereon are, to the best of the Company’s knowledge, in compliance with all material applicable national, federal, provincial, state and municipal environmental, health and safety statutes, regulations and permits, whether foreign or domestic. None of such Real Property or operations is subject to any judicial or administrative proceeding alleging the violation of any national, federal, provincial, state or municipal environmental, health or safety statute or regulation, whether foreign or domestic, or is subject to any investigation concerning whether any remedial action is needed to respond to a release of any Hazardous Material into the environment.

(gg)
Labour Disruptions. There has not been in the last two (2) years and there is not currently any labour disruption or conflict which did have or would have a Material Adverse Effect on the carrying on of the Company’s or the Subsidiaries’ business. The Company’s employment contracts with all senior employees are in good standing and in full force and effect. Except as disclosed in the Public Disclosure Record, no current or former director, officer, shareholder, employee or independent contractor of the Company or any person not dealing at arm’s length within the meaning of the Income Tax Act (Canada) with any such person is indebted to the Company or any Subsidiary, other than with respect to advances made by the Company to its employees from time to time in the ordinary course of the Company’s business.

(hh)
Debt Instruments. Other than as disclosed in the Public Disclosure Record and/or the Financial Statements or as disclosed in writing to the Agents, neither the Company nor any of the Subsidiaries is a party to, bound by or subject to: (i) any material debt instrument; or (ii) any agreement, contract or commitment to create, assume or issue any material debt instrument.

(ii)	Environmental Matters.

(i)
Neither the Company nor any Subsidiary has filed any notice under any national, federal, provincial, state or municipal law, whether domestic or foreign, indicating past or present treatment, storage or disposal of a Hazardous Material. To the best of the Company’s knowledge, except in compliance with applicable environmental laws, none of the Real Property or Leased Premises has at any time been used by the Company or any Subsidiary as a waste storage or waste disposal site or to operate a waste management business. To the best of the Company’s knowledge, neither the Company nor any Subsidiary has any contingent liability in connection with any release of any Hazardous Material on or into the environment from any of the Real Property or Leased Premises and operations thereon. Neither the Company nor any Subsidiary generates, transports, treats, stores or disposes of any waste, subject waste, hazardous waste, deleterious substance, industrial waste (as defined in applicable national, federal, provincial, state or municipal legislation, foreign or domestic) on any of the Real Property or Leased

Premises in contravention of applicable national, federal, provincial, state or municipal laws or regulations, foreign or domestic enacted for the protection of the natural environment or human health. To the best of the Company’s knowledge, no underground storage tanks or surface impoundments containing a petroleum product or Hazardous Material are located on any of the Real Property or Leased Premises in contravention of applicable national, federal, provincial, state or municipal laws or regulations, foreign or domestic enacted for the protection of the natural environment or human health (collectively, “Environmental Laws”). For the purposes of this subparagraph, “Hazardous Material” means any contaminant, pollutant, subject waste, hazardous waste, deleterious substance, industrial waste, toxic matter or any other substance that when released into the natural environment is likely to cause, at some immediate or future time, material harm or degradation to the natural environment or material risk to human health and, without restricting the generality of the foregoing, includes any contaminant, pollutant, subject waste, deleterious substance, industrial waste, toxic matter or hazardous waste as defined by applicable national, federal, provincial, state or municipal laws or regulations, foreign or domestic enacted for the protection of the natural environment or human health.

(ii)
Without limiting the generality of Subsection 6.1(ii)(i), the Company and, to the best of the Company’s knowledge, each of the Subsidiaries: (A) has operated the Real Property and the Leased Premises; and (B) has received, handled, used, stored, treated, shipped and disposed of all pollutants, contaminants, hazardous or toxic materials, controlled or dangerous substances or wastes, in material compliance with all applicable Environmental Laws.

(iii)
There are no orders, rulings or directives issued, pending or, to the knowledge of the Company, threatened against the Company or any of the Subsidiaries under or pursuant to any Environmental Laws requiring any work, repairs, construction or capital expenditures with respect to the property or assets of the Company or any of the Subsidiaries (including the Real Property and the Leased Premises) which would have a Material Adverse Effect. Without limitation to the foregoing, neither the Company nor any of the Subsidiaries have, any existing liabilities with regard to mining operations carried on within the boundaries of the Material Properties, including, without limitation, tin and gold mining operations.

(iv)
No notice with respect to any of the matters referred to in this Section 6.1(ii), including any alleged violations by the Company or any of the Subsidiaries with respect thereto has been received by the Company or any of the Subsidiaries and no writ, injunction, order or judgment is outstanding, and no legal proceeding under or pursuant to any Environmental Laws or relating to the ownership, use, maintenance or operation of the property and assets of the Company or any of the Subsidiaries (including the Real Property and the Leased Premises) is in progress, pending or to the knowledge of the Company threatened, which would have a Material Adverse Effect. There are no grounds on which any such legal proceeding might be commenced with any reasonable likelihood of success, which would have a Material Adverse Effect.

(jj)
Absence of Defaults and Conflicts. Neither the Company nor any of the Subsidiaries is in violation of its articles or other constating instrument or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease, license or other agreement or instrument to which the Company or any of the Subsidiaries is a party or by which it or any of them may be bound, or to which any of the property or assets of the Company or any Subsidiary is subject (collectively, “Agreements and Instruments”), except where such default, breach or conflict would not reasonably be expected to have a Material Adverse Effect. The execution, delivery and performance of this Agreement (including the authorization, issuance, sale and delivery of the Offered Securities and the use of the proceeds from the sale of the Offered Securities and compliance by the Company with its obligations hereunder) have been or will be duly authorized by all necessary corporate action, and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as hereinafter defined) under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any Subsidiary pursuant to the Agreements and Instruments, nor will such action result in a conflict with the articles or bylaws of the Company or any Subsidiary or any existing applicable Law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Company or any Subsidiary or any of their assets, properties or operations except for such violations or conflicts that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. As used herein, a “Repayment Event” means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any Subsidiary.

(kk)
Mineral Information. The information relating to the estimates by the Company of its mineral resources and mineral reserves has been reviewed and verified by the Company or independent consultants to the Company as disclosed in the Public Disclosure Record and, except as disclosed in the Public Disclosure Record, the mineral resource and mineral reserve information has been prepared in accordance with Canadian industry standards set forth in National Instrument 43-101 of the Canadian Securities Administrators, and the method of estimating the mineral resources and mineral reserves has been verified and the information upon which the estimates of resources and reserves were based, was, at the time of delivery thereof, complete and accurate in all material respects and there have been no material changes to such information since the date of delivery or preparation thereof except as disclosed in the Public Disclosure Record.

(ll)
Absence of Further Requirements. No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of any court or Governmental Authority or agency is necessary or required for the performance by the Company of its obligations under this Agreement, in connection with the proposed distribution, issuance or sale of the Offered Securities hereunder, or the consummation of the transactions contemplated by this Agreement except such as have been already obtained.

(mm)	Shareholder Approval. This Offering and the Private Placement and the transactions contemplated hereby and thereby do not require approval of Company’s shareholders.

(nn)
Other Reports and Information. There are no reports or information that in accordance with the requirements of any of the Qualifying Jurisdictions must be made publicly available as of the date hereof in connection with the distribution of the Offered Securities that have not been made publicly available as required.

(oo)
Unlawful Payments. Neither the Company nor any of its Subsidiaries or affiliates nor, to the knowledge of the Company, any director, officer, employee or agent acting on behalf of the Company or any of its Subsidiaries or affiliates, has:

(i)
directly or indirectly made any payment, offer to pay, promise to pay, or authorization of payment to any official of, or candidate for, any national, federal, state, provincial or other governmental or political office, or other person charged with similar public or quasi-public duties, whether domestic or foreign, in violation of any Law;

(ii)
failed to disclose any payment to any official of, or candidate for, any national, federal, state, provincial or other governmental or political office, or other person charged with similar public or quasi-public duties, whether domestic or foreign, in violation of any Law;

(iii)	used any corporate funds, or personal funds on behalf of the Company or any of its Subsidiaries or affiliates, for any gift, entertainment or other expense in violation of any Law;

(iv)	violated or is in violation of any applicable provisions of the U.S. Foreign Corrupt Practices Act of 1977; or

(v)	made any payment, bribe, rebate, payoff, influence payment or kickback in violation of any Law.

(pp)
Accounting Controls. Except as described in the Public Disclosure Record, the Company and each of the Subsidiaries (i) have established and maintain disclosure controls and procedures (as such term is defined in Rule 13a-15 under the U.S. Exchange Act), (ii) such disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company and its subsidiaries in the reports they file or submit under the U.S. Exchange Act is accumulated and communicated to management of the Company, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure to be made and (iii) such disclosure controls and procedures are effective in all material respects to perform the functions for which they were established. The Company also maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles in Canada and to maintain asset accountability, access to assets is permitted only in accordance with management’s general or specific authorization, and (iii) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(qq)
Currency and Foreign Transactions Reporting Act. The operations of the Company and its Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, and other applicable money laundering statutes and the rules and regulations thereunder and any related or similar applicable rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened, except, in each case, as would not reasonably be expected to have a Material Adverse Effect.

(rr)
Office of Foreign Assets Control of the US Treasury Department. Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its Subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and the Company will not directly or indirectly use the proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

(ss)
Public Disclosure Record.  The Public Disclosure Record does not and, as of the Closing Time, will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

6.2                      Survival of Representations and Warranties

The representations and warranties contained herein may be relied upon by the Agents and purchasers of the Offered Shares, and shall survive the closing of the Offering for a period of three (3) years and shall continue in full force and effect, unaffected by any subsequent disposition of the Offered Securities by the purchasers thereof, and shall not be limited or prejudiced by any investigation made by or on behalf of the Agents in connection with the Offering. Without any limitation of the foregoing, the provisions contained in this Agreement in any way related to the indemnification or the contribution obligations shall survive and continue in full force and effect, indefinitely.

6.3                        Additional Covenants

The Company hereby covenants and agrees as follows:

(i)
the Company shall make all necessary notifications of and filings with all applicable securities regulatory authorities including those required under applicable Securities Laws in connection with the sale of the Offered Securities from the Company to the Purchasers hereunder including, with respect to the filing of the Final Prospectus as contemplated herein, fulfill all legal requirements required to be fulfilled by the Company in connection therewith, in each case in form and substance satisfactory to the Agents;

(ii)
cause commercial copies of the Final Prospectus and any Supplementary Material to be delivered to the Agents without charge, in such quantities and in such cities as the Agents may request, as soon as possible after the filing of the Final Prospectus or any Supplementary Material, as the case may be, but in any event on or before 12:00 p.m. (Toronto time) on the second Business Day after obtaining the receipt therefor, as applicable, and such delivery will constitute the Company’s consent to the Agents’ use of such documents in connection with the Offering;

(iii)
by the act of having delivered each of the Prospectus and any Supplementary Material to the Agents, have represented and warranted to the Agents that all material information and statements (except information and statements relating solely to the Agents and provided by the Agents to the Company in writing expressly for inclusion in the Prospectus or any Supplementary Material) contained in such documents, at the respective dates of initial delivery thereof, comply with the Securities Laws of the Qualifying Jurisdictions and are true and correct in all material respects, and that such documents, at such dates, contain no misrepresentation and together constitute full, true and plain disclosure of all material facts relating to the Company and the Offered Securities as required by Securities Laws of the Qualifying Jurisdictions;

(iv)
deliver to the Agents and the Agents’ Counsel at the time of execution of the Final Prospectus by the Agents, a long form comfort letter (the “Comfort Letter”) from the Company’s auditors addressed to the Agents and dated as of the date of the Final Prospectus and based on procedures performed within two Business Days of the Final Prospectus, in form and content acceptable to the Agents, acting reasonably, relating to the verification of the financial information and accounting data contained in the Final Prospectus and to such other matters as the Agents may reasonably require;

(v)
the Company shall file with the TSX and NYSE all required documents and pay all required filing fees and do all things required by the rules and policies of the TSX and NYSE in order to obtain prior to the Closing Date the requisite acceptance or approval of the TSX and NYSE for the conditional listing of the Offered Common Shares on the TSX and NYSE, subject only to standard listing conditions, which the Company agrees to fully satisfy in a timely manner forthwith after the Closing;

(vi)
the Company shall file with a Canadian stock exchange all required documents and pay all required filing fees and do all things required by the rules and policies of such exchange in order to obtain prior to the Closing Date the requisite acceptance or approval of such exchange for the conditional listing of the Agency Series A Shares on such exchange, subject only to standard listing conditions, which the Company agrees to fully satisfy in a timely manner forthwith after the Closing;

(vii)
the Company shall from and including the date of this Agreement through to and including the Closing Time, use its commercially reasonable efforts to ensure that all of the representations and warranties of the Company contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement remain true and correct and not do any such act or thing that would render any representation or warranty of the Company contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement untrue or incorrect and use its commercially reasonable efforts to cause all conditions in this Agreement to be satisfied;

(viii)
the Company will comply with all applicable Laws, regulations, rules and policies, whether domestic, foreign, national, federal, provincial or otherwise applicable to the Offering, including all applicable Securities Laws but on the basis that the Agents’ representations, warranties and covenants in Section 3 and Schedule “C” are true and accurate (and any inaccuracy in such representations and warranties shall not impose any greater obligation on the Company under this clause);

(ix)
the Company will notify the Agents promptly of any notice by any judicial or regulatory authority requesting information, a meeting or a hearing related to the Company, the Offering or the Offered Securities or any other event or state of affairs that may be relevant to the Agents or any prospective purchaser of the Agency Series A Shares or the Offered Common Shares;

(x)	the Company will use the net proceeds from the sale of the Offered Securities as set forth in the Final Prospectus under the heading “Use of Proceeds”;

(xi)
the Company shall forthwith notify the Agents of any breach of any covenant of this Agreement, or upon it becoming aware that any representation or warranty of the Company contained in this Agreement is, has or will become untrue or inaccurate in any material respect; and

(xii)
promptly do, make, execute, deliver or cause to be done, made, executed or delivered, all such acts, documents and things as the Agents may reasonably require from time to time for the purpose of giving effect to this Agreement.

7.	CLOSING

7.1                      The purchase and sale of the Agency Series A Shares and the Agency Common Shares shall be completed at the Closing Time at the Toronto offices of Norton Rose Canada LLP, at 200 Bay Street, Suite 3800, Royal Bank Plaza, South Tower, Toronto, Ontario M5J 2Z4, or at such other place as the Company and the Agents may agree upon.

At the Closing Time the Company shall deliver to the Agents:

(i)
one or more definitive certificates representing the Agency Common Shares purchased from it registered in such names as GMP, on behalf of the Agents, may direct the Company in writing not less than 24 hours prior to the Closing Time;

(ii)
one or more definitive certificates representing the Agency Series A Shares purchased from it registered in such names as GMP, on behalf of the Agents, may direct the Company in writing not less than 24 hours prior to the Closing Time;

(iii)
the Company’s receipt for payment by the Agents of the amounts equal to the aggregate purchase price for the Agency Series A Shares and the Agency Common Shares, respectively, issued on the Closing, less an amount equal to the Agents’ Fee and the costs and expenses of the Offering; and

(iv)	the documents contemplated in Section 9 and any further documents as may reasonably be requested by the Agent;

against:

(v)
wire transfer of immediately available funds in an amount equal to the aggregate purchase price for the Agency Series A Shares and the Agency Common Shares, respectively, issued on the Closing, less an amount equal to the Agents’ Fee and the costs and expenses of the Offering as provided for in this Agreement; and

(vi)
the Agents’ receipt for the Agents’ Fee, the costs and expenses of the Offering and the definitive certificates representing the Agency Series A Shares and the Agency Common Shares delivered to the Agents.

8.	OVER-ALLOTMENT OPTION

8.1                      In consideration of and subject to the purchase of the Agency Common Shares by the Purchasers, the Company hereby grants the Over-Allotment Option to the Agents, solely to cover over-allotments, if any.  The Over-Allotment Option will be exercisable, in whole or in part at any one time, on or before 5:00 p.m. (Toronto time) on the Option Expiry Date, by the Agents giving the Option Notice to the Company.  If, and to the extent that, the Agents exercise the Over-Allotment Option, subject to the terms and conditions of this Agreement, the Company shall issue and sell, at the Option Closing Time on the Option Closing Date, the number of Additional Common Shares indicated in the Option Notice at $1.35 per Additional Common Share.

8.2                      The Over-Allotment Option may be exercised, in whole or in part, at any one time up to and including the Option Expiry Date, by delivery by GMP on behalf of the Agents of written notice to the Company not later than two Business Days prior to exercise confirming the number of Additional Common Shares in respect of which the Over-Allotment Option is being exercised.  The obligations of the Agents to complete the purchase of the Additional Common Shares under this Agreement, upon the exercise of the Over-Allotment Option, is subject to the receipt by the Agents of the documents contemplated in Section 9 as the Agents may request.

8.3                      In the event the Company sub-divides, consolidates or otherwise changes the Common Shares during the period during which the Over-Allotment Option is exercisable, the number of Additional Common Shares into which the Over-Allotment Option is convertible will be similarly subdivided, consolidated or changes such that the Agents would be entitled to receive the same number and type of securities that they would have otherwise been entitled to receive had they fully exercised the Over-Allotment Option prior to such subdivision, consolidation or change.  The subscription price will be adjusted accordingly and notice will be given to the Agents of such adjustment.  In the event that the Agents will disagree with the foregoing adjustment, such adjustment will be determined conclusively by the auditors at the Company’s expense.

8.4                      Notwithstanding the foregoing, in all other respects, the applicable terms, conditions and provisions of this Agreement will apply mutatis mutandis to the Option Closing Date and the Additional Common Shares.  For the avoidance of doubt, to the extent that the Over-Allotment Option is exercised, the Agents will be entitled to the Agents’ Fee with respect to the Additional Common Shares.

9.	CONDITIONS OF CLOSING

In addition to the deliveries contemplated by Section 7, the obligation of the Agents to complete the purchase of the Agency Series A Shares and the Agency Common Shares shall be conditional upon the following conditions being fulfilled, complied with or completed to the satisfaction of the Agents:

(a)	Certificates of Officers. The Company delivering at the Closing Time a certificate signed by two directors or senior officers of the Company, with respect to:

(i)	the constating documents of the Company;

(ii)	the resolutions of the directors relevant to the Offering; and

(iii)	the incumbency and signatures of signing officers;

in a form and substance acceptable in all reasonable respects to Agents’ Counsel.

(b)
Certificates of Status. The Company delivering at the Closing Time certificates of status or the equivalent for each of the Company and each Material Subsidiary, each dated within two (2) days of the Closing Date.

(c)
Bringdown Certificate of Officers. The Company delivering at the Closing Time a certificate signed on behalf of the Company by the Chief Executive Officer of the Company and the Chief Financial Officer of the Company, addressed to the Agents and dated the Closing Date, in a form satisfactory to the Agents’ Counsel, acting reasonably, certifying for and on behalf of the Company, and not in their personal capacities, that:

(i)
the Company has complied in all respects with all covenants and satisfied all terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing Time on the Closing Date;

(ii)
the Final Receipt has been issued by the OSC for the Prospectus pursuant to the Passport System and  no order, ruling or determination (including any stop order) having the effect of ceasing or suspending trading in any securities of the Company or prohibiting the sale of the Offered Securities and/or any of the Company’s issued securities has been issued and no proceeding for such purpose is pending or, to the knowledge of such officers, threatened by any securities regulatory authority or stock exchange in Canada or the United States;

(iii)
since the respective dates as of which information is given in the Prospectus or any Supplementary Materials (A) there has been no material change of the Company, (B) there has been no adverse change (financial or otherwise) in the business, assets (including intangible assets), affairs, operations, prospects, liabilities (contingent or otherwise), capital, assets, properties, condition (financial or otherwise) or results of operation of the Company or any Subsidiary which is material to the Company and the Subsidiaries (taken as a whole), and (C) no transaction has been entered into by any of or affecting the Company or any Subsidiary which is material to the Company and the Subsidiaries (taken as a whole), other than as disclosed in the Prospectus or in any Supplementary Material;

(iv)
there has been no change in any material fact (which includes the disclosure of any previously undisclosed material fact) contained in the Prospectus or any Supplementary Materials which fact or change is, or may be, of such nature as to render any statement in the Prospectus or any Supplementary Materials misleading or untrue in any material respect or which would result in a misrepresentation in the Prospectus or any Supplementary Materials or which would result in the Prospectus or any Supplementary Materials not complying with applicable Securities Laws;

(v)	the Company is a “reporting issuer” (or its equivalent) under Canadian Securities Laws and not in default of Canadian Securities Laws in any material respect;

(vi)	all of the representations and warranties made by the Company in this Agreement are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time; and

(vii)	such other matters as the Agents may reasonably request at least 24 hours prior to the Closing Time;

(d)
Representations and Warranties.  The representations and warranties of the Company contained in this Agreement will be true and correct in all respect at and as of the Closing Time as if such representations and warranties were made at and as of such time and all agreements, covenants and conditions required by this Agreement to be performed, complied with or satisfied by the Company will have been performed, complied with or satisfied prior to that time;

(e)
Adverse Proceedings. At the Closing Time, no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Company or prohibiting the sale of the Offered Securities and/or any of the Company’s issued securities and no proceeding for such purpose being pending or, to the knowledge of the Company, threatened by any securities regulatory authority or stock exchange in Canada or the United States;

(f)
Auditor Comfort Letters. The Company having caused its auditors to deliver to the Agents a “bring down” comfort letter addressed to the Agents and the board of directors of the Company, dated the Closing Date, in form and substance satisfactory to the Agents, acting reasonably, bringing forward to a date not more than two Business Days prior to the Closing Date the information contained in the Comfort Letter referred to in Subsection 6.3(iv);

(g)
Opinion of Canadian Counsel to the Company. The Agents receiving at the Closing Time, favourable legal opinions of Norton Rose Canada LLP, Canadian counsel to the Company and local counsel acceptable to counsel to the Company and Agents’ Counsel, acting reasonably (who may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers, public and exchange officials or of the auditors or transfer agent of the Company), to the effect set forth below and to such further effect as counsel to the Agents may reasonably request:

(i)	the Company having been continued and existing under the laws of Canada and has not been dissolved;

(ii)
the Company having all necessary corporate capacity and power to own, lease and operate its properties and assets and to conduct its business at and in the places where such properties and assets are now owned, leased or operated or such business is now conducted;

(iii)	the authorized and issued share capital of the Company;

(iv)	the rights, privileges, restrictions and conditions of the Series A Shares and the Common Shares are accurately summarized in all material respects in the Prospectus;

(v)	the Agency Series A Shares and the Agency Common Shares have been validly created, authorized and issued and are outstanding as fully paid and non-assessable shares in the capital of the Company;

(vi)
the Over-Allotment Option has been duly created, authorized and issued by the Company and the Additional Common Shares issuable upon the exercise of the Over-Allotment Option have been duly created, allotted and reserved for issuance by the Company and, upon the exercise of the Over-Allotment Option in accordance with the terms thereof including payment of the aggregate purchase price for the Additional Common Shares, the Additional Common Shares will have been validly created, authorized and issued and will be outstanding as fully paid and non-assessable shares in the capital of the Company;
(vii)	all necessary corporate action has been taken by the Company to authorize the execution and delivery of and performance of its obligations under this Agreement;

(viii)
all necessary corporate action has been taken by the Company to authorize the execution and delivery of each of the Preliminary Prospectus, the Amended and Restated Preliminary Prospectus, the Prospectus and any Supplementary Material and the filing thereof with the Securities Commissions;

(ix)
the Company has full corporate power and authority to enter into the this Agreement and to perform its obligations set out herein, to issue and sell the Agency Series A Shares and the Agency Common Shares and to create and grant the Over-Allotment Option and issue and sell the Additional Common Shares issuable upon the exercise of the Over-Allotment Option, and this Agreement has been duly authorized, executed and delivered by the Company and constitutes legal, valid and binding obligations of the Company enforceable against the Company in accordance with its terms subject to usual exceptions including Laws relating to creditors’ rights generally and except that rights to indemnity and contribution may be limited or unavailable under applicable Law;

(x)
the execution and delivery of this Agreement and the fulfillment of the terms hereof by the Company, and the performance of and compliance with the terms of this Agreement by the Company does not and will not result in a breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under, applicable Laws or any term or provision of the articles or by-laws of the Company and the Subsidiaries or, of which counsel is aware, resolutions of the directors or shareholders of the Company and the Subsidiaries, any material mortgage, note, indenture, contract, agreement, instrument, lease or other document to which the Company or the Subsidiaries is a party or by which it is bound on the Closing Date, of which such counsel is aware, or any judgment, decree or order applicable to the Company and the Subsidiaries of which counsel is aware, which might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) of the Company or the assets of the Company;

(xi)
no consent, approval, license, approval, acknowledgment, order or exemption from, registration or filing with, or notice to any government department or agency or other regulatory body or authority under the laws of the Province of Ontario and the federal laws of Canada (other than those which have been obtained, made or given) is required to permit the Company to execute and deliver this Agreement or to perform its obligations under this Agreement;

(xii)
the form and terms of the definitive certificates representing the Common Shares and the Series A Shares have been approved and adopted by the directors of the Company and are in due and proper form under the Laws governing the Company and are in compliance with the requirements of any exchange on which such shares are listed;

(xiii)
all necessary documents have been filed, all requisite proceedings have been taken, all approvals, permits and consents of the appropriate regulatory authority in each Qualifying Jurisdiction have been obtained, and all necessary legal requirements have been fulfilled, in order to qualify the distribution of the Agency Series A Shares, the Agency Common Shares and the Additional Common Shares in each of the Qualifying Jurisdictions through investment dealers who are registered under Canadian Securities Laws and who have complied with the relevant provisions of such Canadian Securities Laws;

(xiv)	the TSX and the NYSE have conditionally approved the listing of the Offered Common Shares, subject to the requirements contained in the TSX’s and the NYSE’s respective conditional approval letters;

(xv)	a Canadian stock exchange has conditionally approved the listing of the Agency Series A Shares, subject to the requirements contained in the such exchange’s conditional approval letter;

(xvi)	as to the accuracy of statements under the heading “Canadian Federal Income Tax Considerations” and “Eligibility For Investment”;

(xvii)	the Company being a “reporting issuer” (or its equivalent) not on the list of defaulting issuers maintained by the Qualifying Jurisdictions;

(xviii)	Equity Financial Trust Company, at its principal office in the City of Toronto, Ontario having been appointed as transfer agent and registrar for the Common Shares and Series A Shares; and

(xix)	such other matters as may be reasonably requested by the Agents or Agents’ Counsel no less than 24 hours prior to the Closing Time;

acceptable in all reasonable respects to Agents’ Counsel.

(h)
Opinion of U.S. Counsel to the Company.  The Agents receiving at the Closing Time, favourable legal opinions of Dorsey & Whitney LLP, United States counsel to the Company (who may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers, public and exchange officials or of the auditors or transfer agent of the Company), to the effect set forth below:

(i)	the offer and sale of the Offered Securities offered and sold in the United States in accordance with the provisions of this Agreement does not require registration under the U.S. Securities Act; and

(ii)
the Company is not and, after giving effect to the offering and sale of the Offered Securities and the application of the proceeds (as described in the Prospectus), will not be required to be registered as an “investment company” pursuant to the U.S. Investment Company Act of 1940, as amended.

(i)
DRC Opinions. The Agents receiving at the Closing Time corporate and title opinions from counsel in the DRC respecting ownership of the Company’s DRC Subsidiaries listed in Schedule “A” and the mineral titles respecting the Material Properties held by them, in form and substance satisfactory to the Agents’ Counsel addressed to the Agents and Agents’ Counsel.

(j)	Final Receipt. The Final Receipt being valid and not having been revoked or rescinded by the any of the Securities Commissions.

(k)
Certificate of the Registrar. The Company having delivered to the Agents a certificate of the transfer agent and registrar of the Company which (i) certifies the number of Common Shares and Series A Shares issued and outstanding as at the close of business on the date prior to the Closing Date, and (ii) confirms its appointment as the registrar and transfer agent for the Common Shares and the Series A Shares.

(l)	Misrepresentation. The absence of any misrepresentation in the Prospectus or any Supplementary Materials or undisclosed material change relating to the Company or the Offered Securities.

(m)
Due Diligence. The due diligence conducted by the Agents shall not have revealed any adverse material change or adverse material fact in respect of the Company not generally known to the public which should have been previously disclosed, and the Agents, in their sole discretion, being satisfied with the results of its due diligence investigation of the Company prior to the Closing Time.

(n)	No Termination. The Agents not having exercised any rights of termination set forth in Section 12.

(o)
Gross Proceeds. At the Closing Time, the Company shall receive aggregate gross proceeds from the Offering of at least US$2,900,000 from the sale and issuance of Agency Series A Shares and C$67,700,000 from the sale and issuance of Agency Common Shares and US$30 million from the brokered private placement of preference shares of Banro Group (Barbados) Limited and Series B Preference Shares of the Company (the “Private Placement”) on the terms set out in the Prospectus.

(p)
Other Documentation. The Agents receiving at the Closing Time such further certificates, opinions of counsel and other documentation from the Company as may be contemplated herein or as the Agents or Agents’ Counsel may reasonably require, provided, however, that the Agents or Agents’ Counsel shall request any such certificate, opinion or document within a reasonable period prior to the Closing Time that is sufficient for the Company to obtain and deliver such certificate or document, and in any event, at least 24 hours prior to the Closing Time and provided further that any such further certificates, opinions or other documentation requested by the Agents are customary for financings of the nature contemplated hereby taking into account the nature of the business conducted by the Company and the Subsidiaries.

All terms and conditions set out herein shall be construed as conditions, and any breach or failure by the Company to comply with any such conditions in favour of the Agents shall entitle the Agents to terminate their obligations under this Agreement without prejudice to any other remedies that they may have. The Company shall use its reasonable best efforts to cause all conditions in this Agreement to be satisfied. It is understood that the Agents may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to its rights in respect of any subsequent breach or non-compliance, provided that to be binding on the Agents, any such waiver or extension must be in writing.

10.	AGENTS’ FEES AND EXPENSES

10.1                      In consideration of the services to be rendered by the Agents to the Company under this Agreement, the Company agrees to pay to the Agents, at the time and in the manner specified in this Agreement, the Agents’ Fee.

10.2                      Whether or not the transactions provided for herein are completed, the Company shall pay all costs, fees and expenses of or incidental to the performance of its obligations under this Agreement including, without limitation, all costs and expenses related to the Offering, whether or not it is completed, including all fees, disbursements and taxes of its legal counsel, fees, disbursements and taxes of its accountants and auditors, third party advisors, registrar and transfer agent, and the Agents’ reasonable out-of-pocket expenses. The Agents’ out-of-pocket expenses include technical and reasonable travel and other expenses in connection with due diligence meetings, as well as the fees, disbursements and taxes of Agents’ Counsel and legal advisors (including U.S. counsel, DRC counsel and other local counsel) in any of the jurisdictions to be rendered to the closing of the Offering. At the Closing Time, the Company shall assume and pay the reasonable fees of Agents’ Counsel and the Agents’ other legal advisors (including U.S. counsel, DRC counsel and other local counsel, if any) and disbursements in connection therewith.  Notwithstanding the foregoing, the Agents’ Canadian legal counsel aggregate fees for the Offering and the Private Placement shall not exceed such amount as is agreed between GMP and the Company.

11.	INDEMNIFICATION

(a)
The Company (for purposes of this Section 11, the “Indemnitor”) agrees to indemnify and hold harmless the Agents and their affiliates, and each of their respective directors, officers, employees, advisors and agents (collectively, the “Indemnified Parties” and each, an “Indemnified Party”), to the full extent lawful, from and against all expenses, losses, damages and liabilities of any nature (including the reasonable fees and expenses of their respective counsel and other expenses, but not including any amount for consequential losses or lost profits) (collectively, “Losses”) that are incurred in investigating, defending and/or settling any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party (collectively, the “Claims”) or to which an Indemnified Party may become subject or otherwise involved in any capacity insofar as the Claims arise out of or are based upon, directly or indirectly, the Offering including, without limitation, the following:

(i)
any information or statement (except for information or statement relating solely to the Agents and furnished in writing by the Agents expressly for use therein) contained in the Prospectus, Supplementary Materials or any other material filed in compliance or intended compliance with applicable Securities Laws (collectively, the “Offering Documents”) being or being alleged to be a misrepresentation or untrue, or any omission or alleged omission to state therein any information;

(ii)
the omission or alleged omission to state in any certificate of the Indemnitor or any officer of the Indemnitor delivered in connection with the Offering any material fact (except facts or information relating solely to the Agents and not provided by the Agents) required to be stated therein or necessary to make any statement in such document not misleading in light of the circumstances under which it was made;

(iii)
any order made or any inquiry, investigation or proceeding commenced, threatened or announced by any securities regulatory authority, stock exchange, court or any other competent authority based upon any untrue statement or omission or alleged untrue statement or alleged omission or any misrepresentation or alleged misrepresentation (except a statement, omission or misrepresentation or alleged statement, omission or misrepresentation relating solely to the Agents and provided or not provided by the Agents, as the case may be) in the Offering Documents or based upon any failure or alleged failure to comply with applicable Securities Laws, or change of law or interpretation or administration thereof, preventing and restricting the trading in or the sale or distribution of the Offered Securities or any other securities of the Indemnitor;

(iv)
the non-compliance or alleged non-compliance by the Indemnitor with any requirement of Securities Laws, including the Indemnitor’s non-compliance with any statutory requirement to make any document available for inspection;

(v)	tax assessments to the Agents for the provision of services by the Agents pursuant to this Agreement whether performed before or after the date; or

(vi)
the breach of any representation, warranty or covenant of the Indemnitor contained in this Agreement or the failure of the Indemnitor to comply in all material respects with any of its obligations thereunder, together with any Losses that are incurred in enforcing this indemnity.  This indemnity shall cease to be available to an Indemnified Party in respect of Losses if and to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable determines that such Losses resulted solely from the gross negligence or willful misconduct of such Indemnified Party.  For greater certainty, the Company and the Agents agree that they do not intend that any failure by the Agents to conduct such reasonable investigation as necessary to provide the Agents with reasonable grounds for believing the Offering Document contained no misrepresentation shall constitute “gross negligence” or “willful misconduct” for purposes of this Section 11.

(b)
In order to provide for just and equitable contribution in circumstances in which the indemnity provided for in Section 11(a) would otherwise be available in accordance with its terms but is, for any reason not attributable to any one or more of the Indemnified Parties, held to be unavailable to or unenforceable by an Indemnified Party or is insufficient to hold the Indemnified Party harmless, the Company shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by such Indemnified Party as a result of such Losses:

(i)	in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Agents on the other from the offering of the Offered Securities; or

(ii)
if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and the Agents on the other hand in connection with the matters or things referred to in which resulted in such  Losses, as well as any other relevant equitable considerations, provided that the Agents shall not in any event be liable to contribute, in the aggregate, any amount in excess of the Agents’ Fee or any portion thereof actually received.

The relative benefits received by the Company on the one hand and the Agents on the other shall be deemed to be in the same ratio as the total proceeds from the offering of the Offered Securities (net of the Agents’ Fee payable to the Agents but before deducting expenses) received by the Company is to the Agents’ Fee received by the Agents.

The relative fault of the Company on the one hand and of the Agents on the other shall be determined by reference to, among other things, whether the matters or things referred to in Section 11(a) which result in such Losses relate to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Company or to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Agents and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission or misrepresentation, or other matter or thing referred to in Section 11(a). The amount paid or payable by an Indemnified Party as a result of the Losses referred to above shall be deemed to include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such Losses, whether or not resulting in an action, suit, proceeding or claim.

The parties agree that it would not be just and equitable if contribution pursuant to this Section were determined by any method of allocation which does not take into account the equitable considerations referred to in this Section.

(c)
The Indemnitor agrees that in case any legal proceeding shall be brought against, or an investigation is commenced in respect of, then the Indemnitor and/or an Indemnified Party and an Indemnified Party or its personnel are required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with or by reason of the Offering, the Indemnified Party shall have the right to employ its own counsel in connection therewith, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Indemnified Party for time spent by its personnel in connection therewith at their normal per diem rates together with such disbursements and out-of-pocket expenses incurred by the Personnel in connection therewith) shall be paid by the Indemnitor as they occur.

(d)
The Agents will notify the Indemnitor promptly in writing after receiving notice of an action, suit, proceeding or claim against the Agents or any other Indemnified Party or receipt of notice of the commencement of any investigation which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Indemnitor, stating the particulars thereof, will provide copies of all relevant documentation to the Indemnitor and, unless the Indemnitor assumes the defence thereof, will keep the Indemnitor advised of the progress thereof and will discuss all significant actions proposed. The omission to so notify the Indemnitor shall not relieve the Indemnitor of any liability which the Indemnitor may have to an Indemnified Party except only to the extent that any such delay in giving or failure to give notice as herein required materially prejudices the defence of, or results in the forfeiture of material and substantive rights in relation to, such action, suit, proceeding, claim or investigation or otherwise results in any material increase in the liability under this indemnity which the Indemnitor would otherwise have incurred had the Agents not so delayed in giving, or failed to give, the notice required hereunder.

(e)
The Indemnitor shall be entitled, at its own expense, to participate in and, to the extent it may wish to do so, assume the defence of any Claim, provided such defence is conducted by experienced and competent counsel. Upon the Indemnitor notifying the Agents in writing of its election to assume the defence and retaining counsel, the Indemnitor shall not be liable to an Indemnified Party for any legal expenses subsequently incurred by it in connection with such defence. If such defence is assumed by the Indemnitor, the Indemnitor throughout the course thereof will provide copies of all relevant documentation to the Agents, will keep the Agents advised of the progress thereof and will discuss with the Agents all significant actions proposed.

(f)
Notwithstanding the foregoing paragraph, any Indemnified Party shall have the right, at the Indemnitor’s expense, to separately retain counsel of such Indemnified Party’s choice, in respect of the defence of any Claim if: (i) the employment of such counsel has been authorized by the Indemnitor; or (ii) the Indemnitor has not assumed the defence and employed counsel therefor promptly after receiving notice of such action, suit, proceeding, claim or investigation; or (iii) counsel retained by the Indemnitor or the Indemnified Party has advised the Indemnified Party in writing that representation of both parties by the same counsel would be inappropriate for any reason, including for the reason that there may be legal defences available to the Indemnified Party which are different from or in addition to those available to the Indemnitor (in which event and to that extent, the Indemnitor shall not have the right to assume or direct the defence on such Indemnified Party’s behalf) or that there is a conflict of interest between the Indemnitor and the Indemnified Party or the subject matter of the Claim may not fall within the indemnity set forth herein (in any of which events the Indemnitor shall not have the right to assume or direct the defence on such Indemnified Party’s behalf), provided that the Indemnitor shall not be responsible for the fees or expenses of more than one legal firm in any single jurisdiction for all of the Indemnified Parties.

(g)
No admission of liability and no settlement of any Claim shall be made by the Indemnitor without the prior written consent of the Indemnified Parties affected (which consent may not be unreasonably withheld) unless such settlement includes an unconditional release of each Indemnified Party from any liabilities arising out of such Claim without any admission of negligence, misconduct, liability or responsibility by any Indemnified Party.

(h)
The Indemnitor hereby acknowledges that the Agents act as trustee for the other Indemnified Parties of the Indemnitor’s covenants under this indemnity and the Agents agree to accept such trust and to hold and enforce such covenants on behalf of such persons. The indemnity and contribution obligations of the Indemnitor hereunder shall be in addition to any liability which the Indemnitor may otherwise have (including under the Offering), shall extend upon the same terms and conditions to the Indemnified Parties and shall be binding upon and enure to the benefit of any successors, permitted assigns, heirs and personal representatives of the Indemnitor, the Agents and any other Indemnified Party. The foregoing provisions shall survive any termination of this Agreement.

12.	TERMINATION

(a)
In addition to any other remedies which may be available to the Agents, any Agent shall be entitled, at its option, to terminate and cancel, without any liability on the Agent’s part, the Agent’s obligations under this Agreement, by giving written notice to the Company at any time at or prior to the Closing Time on the Closing Date if at any time prior to the closing of the Offering:

(i)
there shall have occurred, be discovered by the Agent or be announced by the Company, any material change or change in any material fact which results in or, in the opinion of the Agent, might reasonably  be expected to have a significant adverse effect on the business, operations or capital of the Company (on a consolidated basis) or a significant adverse effect on the market price or value of the Agency Series A Shares or Offered Common Shares;

(ii)
there shall have occurred any change in applicable Securities Laws, or any inquiry, investigation or other proceeding is announced, instituted or threatened or any order is made or issued under or pursuant to any statute of any jurisdiction in Canada or the United States or regulatory authority in relation to the Company or any of its securities, which, in the opinion of the Agent, acting reasonably and in good faith, prevents or restricts the distribution of the Offered Securities, adversely affects or, in the opinion of the Agent, might reasonably be expected to adversely affect, the value or marketability of those Agency Series A Shares or Offered Common Shares;

(iii)
the state of the financial markets in Canada or the United States is such that, in the opinion of the Agent, acting reasonably and in good faith, the Agency Series A Shares or Offered Common Shares cannot be marketed successfully or profitably;

(iv)
if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence including any act of terrorism, war or like event or any Law or regulation, which, in the opinion of the Agent, acting reasonably and in good faith, might reasonably be expected to affect the value or marketability of the Agency Series A Shares or Offered Common Shares;

(v)
without in any way limiting any of the foregoing, if at any time, the Company or any of its subsidiaries receives any notice (whether written or oral) from the Ministry of Mines in the DRC or any other Governmental Authority of the DRC (the “DRC State”), whether pursuant to any ongoing or proposed title review proceedings with the DRC State or otherwise, which in the opinion of the Agent, withdraws or purports to withdraw any benefits currently held by the Company pursuant to its mining convention with the DRC State (including with regard to exemptions granted to the Company under the taxation laws, import and export laws and royalty laws under the terms of such convention); or

(vi)	the Agent is not satisfied, acting reasonably and in good faith, with the results of the due diligence investigation of the Company.

(b)
The Company agrees that all material terms and conditions of this Agreement shall be construed as conditions and complied with so far as they relate to acts to be performed or caused to be performed by it, that it will use its commercially reasonable best efforts to cause such conditions to be complied with, and that any breach or failure by the Company to comply with any such conditions shall entitle any of the Agents to terminate its obligations under this Agreement by notice to that effect given to the Company at or prior to the Closing Time, unless otherwise expressly provided in this Agreement. The Agents may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to its rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon the Agents only if such waiver or extension is in writing and signed by the Agents.

(c)
The Agents shall make reasonable best efforts to give notice to the Company (in writing or by other means) of the occurrence of any of the events referred to in paragraphs (a) or (b) of this Section 12, provided that neither the giving nor the failure to give such notice shall in any way affect the entitlement of the Agents to exercise this right at any time prior to or at the Closing Time.

(d)
If the obligations of an Agent are terminated under this Agreement pursuant to this Section 12, the Company’s liabilities to the Agent shall be limited to those provided for in Section 10 and Section 11.

(e)
The rights of termination contained in this section may be exercised by any Agent giving written notice thereof to the Company and GMP at any time prior to the Closing Time. In the event of any such termination, there shall be no further liability or obligation on the part of the Agent to the Company.

13.	NOTICES

All notices or other communications by the terms hereof required or permitted to be given by one party to another shall be given in writing by personal delivery or by facsimile delivered or facsimile to such other party as follows:

(a)	to the Company at:

Banro Corporation 1 First Canadian Place 100 King Street West, Suite 7070 P.O. Box 419 Toronto, Ontario M5X 1E3

Attention:	Donat Madilo
Facsimile No.:	416 366-7722

with a copy to (which shall not constitute notice):

Norton Rose Canada LLP Royal Bank Plaza, South Tower 200 Bay Street, Suite 3800 P.O. Box 84 Toronto, Ontario M5J 2Z4

Attention:	Richard Lachcik
Facsimile No.:	(416) 360-8277

(b)	to the Agents at:

GMP Securities L.P. 145 King Street West, Suite 300 Toronto, Ontario M5H 1J8

Attention:	Ross Prokopy
Facsimile No.:	(416) 943-6160

BMO Nesbitt Burns Inc. 100 King Street West, 4th Floor Toronto, Ontario M5X 1H3

Attention:	Manny Dhillon
Facsimile No.:	(416) 359-4404

CIBC World Markets Inc. 161 Bay Street, 5th Floor Toronto, Ontario, M5J 2S8

Attention:	Thys Terblanche
Facsimile No.:	(416) 594-8848

Cormark Securities Inc. 200 Bay Street, Suite 2800 Toronto, Ontario M5J 2J2

with a copy to (which shall not constitute notice):

Attention:	Dan Barnholden
Facsimile No.:	(416) 943-6723

Blake, Cassels & Graydon LLP 199 Bay Street Suite 4000, Commerce Court West Toronto, Ontario M5L 1A9

Attention:	Tim Andison
Facsimile No.:	(416) 863-2653

or at such other address or facsimile number as may be given by any of them to the other in writing from time to time and such notices or other communications shall be deemed to have been received when delivered or, if by facsimile, on the next Business Day after such notice or other communication has been transmitted (with receipt confirmed).

14.	PRESS RELEASE

All publicity in connection with the Offering shall be jointly managed by the Agents and the Company. In addition to the foregoing, the Company agrees, if so requested by the Agents, to include a reference to the Agents and their role in any press release or other public communication which may be issued by the Company with respect to the Offering, and the Company agrees to provide the Agents with a copy of any such press release or other public communication in a timely manner in order for the Agents to have a reasonable advance opportunity to comment thereon and the Company shall give reasonable consideration to any comments made by the Agents. The Company and the Agents each agree that they will not make or publish any advertisement in any media whatsoever relating to or otherwise publicize the transaction provided for herein so as to result in any exemption from the prospectus requirements under U.S. Securities Laws and from the registration requirements of applicable Securities Laws in the United States being unavailable in respect of the sale of the Offered Securities to prospective purchasers. The Company and the Agents agree that (i) all press releases shall contain such legends and other cautionary language as is advised by U.S. counsel to either of them to be necessary in order to comply with Securities Laws in the United States, and (ii) no press release shall be issued in or into the United States or otherwise in a manner that would constitute Directed Selling Efforts, a “general solicitation” or “general advertising” (as those terms are used in Regulation D), or in any manner that would constitute a public offering within the meaning of Section 4(a)(2) of the U.S Securities Act.

15.	RESTRICTION ON OFFERINGS

During the period beginning on the later of the (i) Closing Date; and (ii) Option Closing Date, and ending on the date that is 120 days after the later of the (i) Closing Date and (ii) Option Closing Date, the Company shall not, directly or indirectly, without the prior written consent of GMP on behalf of the Agents, such consent not to be unreasonably withheld, sell, offer to sell, issue, grant any option, warrant or other right for the sale or issuance of, otherwise lend, transfer, assign or dispose of (including without limitation by making any short sale, engaging in any hedging, monetization or derivative transaction or entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares, Series A Shares or other securities of the Company, whether or not cash settled), in a public offering or by way of private placement or otherwise, any Common Shares, Series A Shares or other securities of the Company or any securities convertible into, exchangeable for, or otherwise exercisable into Common Shares, Series A Shares or other securities of the Company, or agree to do any of the foregoing or publicly announce any intention to do any of the foregoing, other than (i) the grant or exercise of stock options and other similar issuances pursuant to the stock option plan of the Company and other existing share compensation arrangements; (ii) any share appreciation rights plan established by the Company; (iii) outstanding warrants or other convertible securities outstanding as at the date hereof; (iv) entering into merger and acquisition transactions involving shares or assets of other entities pursuant to which securities of the Company may be issued; or (v) as contemplated by this Agreement or the Private Placement.

16.	TMX GROUP

CIBC World Markets Inc., or an affiliate thereof, owns or controls an equity interest in TMX Group Limited (“TMX Group”) and has a nomine director serving on the TMX Group’s board of directors.  As such, it may be considered to have an economic interest in the listing of securities on any exchange owned or operated by TMX Group, including the TSX, the TSX Venture Exchange and the Alpha Exchange.  No person or company is required to obtain products or services from TMX Group or its affiliate as a condition of any such dealer supplying or continuing to supply a product or service.

17.	AUTHORITY OF GMP

GMP is hereby authorized by the other Agents to act on their behalf and the Company shall be entitled to and shall act on any notice given in accordance with this Agreement or agreement entered into by or on behalf of the Agents by GMP.  Each of the Agents represents and warrants that GMP has irrevocable authority to bind the Agents, except in respect of any consent to an admission of liability pursuant to Section 11 which consent shall be given by each of the Agents, a notice of termination pursuant to Section 12 which notice may be given by any of the Agents, any proposed amendment of any provision of this Agreement, waiver of any significant closing conditions, or initiation or rescission of a claim for indemnification or contribution.  To the extent practicable, GMP agrees to use commercially reasonable efforts to consult with other Agents concerning any material matters which may arise hereunder before it binds the Agents with respect to such matters.

18.	MISCELLANEOUS

18.1                      This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. The courts of the Province of Ontario shall have non-exclusive jurisdiction over any dispute under this Agreement.

18.2                      The Agents may waive in whole or in part any breach of, default under or non-compliance with any representation, warranty, covenant, term or condition, including condition precedent, or extend the time for compliance therewith, without prejudice to any of its rights in respect of any other representation, warranty, covenant, term or condition, including condition precedent, or any other breach of, default under or non-compliance with any representation, warranty, covenant, term or condition, including condition precedent, provided that any such waiver or extension shall be binding on the Agents if the same is in writing and signed by the Agents.

18.3                      The Company agrees to cause management of the Company to make themselves available to provide such assistance in marketing the Offering as the Agents may reasonably request.

18.4                      This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. This Agreement shall not be assigned by any party without the prior written consent of the other parties hereto.

18.5                      The Company hereby acknowledges that (a) the purchase and sale of the Offered Securities pursuant to this Agreement is an arm’s-length commercial transaction between the Company, on the one hand, and the Agents and any affiliate through which they may be acting, on the other, (b) the Agents are acting as principals and not as agents or fiduciaries of the Company, and (c) the Company’s engagement of the Agents in connection with the Offering and the process leading up to the Offering is as independent contractors and not in any other capacity. Furthermore, the Company agrees that it is solely responsible for making its own judgments in connection with the Offering (irrespective of whether the Agents have advised or are currently advising the Company on related or other matters). The Company agrees that it will not claim that the Agents owe an agency, fiduciary or similar duty to the Company, in connection with such transaction or the process leading thereto.

18.6                      This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and all counterparts together shall constitute one and the same instrument.

18.7                      If any provision of this Agreement is determined to be void or unenforceable in whole or in part, such void or unenforceable provision shall not affect or impair the validity of any other provision of this Agreement and shall be severable from this Agreement.

18.8                      The Agreement may be executed by the parties and transmitted by facsimile or electronically in Portable Document Format (PDF) and, if so executed and transmitted, this Agreement will for all purposes be as effective as if the parties had delivered an executed original Agreement.

18.9                      In order to facilitate an efficient and timely closing at the Closing Time and the Option Closing Time, the Agents may choose to initiate a wire transfer of funds to be Company prior to the Closing Time or the Option Closing Time, as the case may be.  If the Agents do so, the Company agrees that such transfer of funds to the Company prior to the Closing Time or the Option Closing Time, as the case may be, does not constitute a waiver by the Agents of any of the conditions of Closing or the closing of the Over-Allotment Option set out in this Agreement.  Furthermore, the Company agrees that any such funds received form the Agents prior to the Closing Time or the Option Closing Time, as the case may be, will be held by the Company in trust solely for the benefit of the Agents until the Closing Time or the Option Closing Time, as the case may be, and, if the closing of the offering of the Agency Series A Shares and Agency Common Shares or the closing of the Over-Allotment Option, as the case may be, does not occur at the scheduled Closing Time or the Option Closing Time, as the case may be, such funds shall be immediately returned by wire transfer to GMP, on behalf of the Agents, without interest.  Upon the closing of the offering of the Agency Series A Shares and Agency Common Shares or the closing of the Over-Allotment Option, as the case may be, the funds held by the Company in trust for the Agents shall be deemed to be delivered by the Agents to the Company in satisfaction of the obligation of the Agents hereunder and upon such delivery the trust constituted by this Subsection 18.9 shall be terminated without further formality.

[remainder of page intentionally left blank]

If the foregoing is in accordance with your understanding of the terms of the transaction we are to enter into, please confirm your acceptance by signing this letter in the place indicated below, in which event this letter shall constitute a binding agreement between the Company and the Agents.

Yours truly,

GMP SECURITIES L.P.

By:	(signed) “Mark Wellings”
	Name:	Mark Wellings
	Title:	Managing Director, Investment Banking

BMO NESBITT BURNS INC.

By:	(signed) “Tom Jakubowski”
	Name:	Tom Jakubowski
	Title:	Director

CIBC WORLD MARKETS INC.

By:	(signed) “Thys Terblanche”
	Name:	Thys Terblanche
	Title:	Managing Director, Investment Banking

CORMARK SECURITIES INC.

By:	(signed) “Dan Barnholden”
	Name:	Dan Barnholden
	Title:	Managing Director, Investment Banking

The foregoing is hereby confirmed and accepted on the terms set forth above.

Dated this 12th day of April, 2013.

BANRO CORPORATION

By:	(signed) “Donat K. Madilo”
	Name:	Donat K. Madilo
	Title:	Chief Financial Officer

A-1

SCHEDULE “A”

OTHER SUBSIDIARIES

Name of Company	Shareholders	Number of Shares
Banro American Resources Inc.	1	All (directly or indirectly)

MATERIAL SUBSIDIARIES

Name of Company	Shareholders	Number of Shares
KAMITUGA MINING SARL	Banro Corp. Arnold T. Kondrat Donald Madilo Richard Lachcik Geoffrey Farr Carmen Stone-Kondrat Lambert S. Djunga	999,994 1 1 1 1 l 1
LUGUSHWA MINING SARL	Banro Corp. Arnold T. Kondrat Donald Madilo Richard Lachcik Geoffrey Farr Carmen Stone-Kondrat Lambert S. Djunga	999,994 1 1 1 1 1 1
NAMOYA MINING SARL	Banro Corp. Arnold T. Kondrat Donald Madilo Richard Lachcik Geoffrey Farr Carmen Stone-Kondrat Lambert S. Djunga	999,994 1 1 1 1 1 1
TWANGIZA MINING SARL	Banro Corp. Arnold T. Kondrat Donald Madilo Richard Lachcik Geoffrey Farr Carmen Stone-Kondrat Lambert S. Djunga	999,994 1 l 1 1 1 1
BANRO CONGO MINING SARL	Banro Corp. Arnold T. Kondrat Donald Madilo Richard Lachcik Geoffrey Farr Carmen Stone-Kondrat Lambert S. Djunga	999,994 1 1 1 1 1 1

B-1

SCHEDULE “B”

MATERIAL PROPERTIES

Name of Company	Exploitation Certificate Number	Exploitation Permit Number	Mineral Substances	Number of Squares	Expiry Date
KAMITUGA MINING SARL	CAMI/CE/1011/2004 CAMI/CE/924/2004 CAMI/CE/926/2004	36 37 39	Gold “ “	115 356 286	Sept 18, 2016 “ “
LUGUSHWA MINING SARL	CAMI/CE/925/2004 CAMI/CE/933/2004 CAMI/CE/922/2004	38 238 2601	“ “ “	369 344	“ Nov 07, 2022 Sept 15, 2016
NAMOYA MINING SARL	CAMI/CE/923/2004	18	C4	203	July 04, 2016
TWANGIZA MINING SARL	CAMI/CE/927/2004 CAMI/CE/928/2004 CAMI/CE/929/2004 CAMI/CE/930/2004 CAMI/CE/931/2004 CAMI/CE/932/2004	40 41 42 43 44 68	C4 CC “ 44 CC	171 251 271	Sept 18, 2016 “ “ “ “ Jan 03, 2017
BANRO CONGO MINING SARL
CAMI/CR/2883/2007
CAMI/CR/2884/2007
CAMI/CR/2885/2007
CAMI/CR/2886/2007
CAMI/CR/2887/2007
CAM I/CR/2888/2007
CAMI/CR/2889/2007
CAMI/CR/2890/2007
CAMI/CR/2891/2007
CAM I/CR/2892/2007
CAMI/CRJ2893/2007
CAMI/CR/2894/2007
CAMI/CR/2907/2007

CAMI/CR/2908/2007
		1548 1551 1552 1557 1570 1571 1572 1573 1574 1 575 1576 1 577 3874 3883	Gold 44 LC CL CC CC CL CC C4 LC L4 44 Au, Sn, Cu. plat, silver, Wolframite, Co “	195 121 241 341 247 221 471 395	04/2/12 “ “ “ “ “ “ “ “ “ “ 02/2/20 “

SCHEDULE “C”

TERMS AND CONDITIONS FOR UNITED STATES OFFERS AND SALES

This is Schedule “C” to the Agency Agreement dated as of April 12, 2013 among Banro Corporation and GMP Securities L.P., BMO Nesbitt Burns Inc., CIBC World Markets Inc. and Cormark Securities Inc.

As used in this Schedule “C”, capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Agency Agreement to which this Schedule is annexed and the following terms shall have the meanings indicated:

(a)	“Accredited Investor” means an “accredited investor” as that term is defined in Rule 501(a) of Regulation D;

(b)
“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Rule 902(c) of Regulation S.  Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Securities and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the Offering;

(c)	“FINRA” means the Financial Industry Regulatory Authority, Inc.;

(d)	“Foreign Issuer” means “foreign issuer” as that term is described in Rule 902(e) of Regulation S;

(e)
“General Solicitation” and “General Advertising” means “general solicitation” and “general advertising”, respectively, as used in Rule 502(c) of Regulation D, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media, or on the internet, or broadcast over radio or television, or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(f)	“Regulation D” means Regulation D adopted by the SEC under the U.S. Securities Act;

(g)	“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;

(h)	“SEC” means the United States Securities and Exchange Commission;

(i)	“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Rule 902(j) of Regulation S;

(j)	“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

(k)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended; and

(l)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

Representations, Warranties and Covenants of the Agents

Each Agent acknowledges that the Offered Securities have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and U.S. state securities laws.  Accordingly, each Agent (on behalf of itself and its U.S. Affiliate), severally and not jointly, represents, warrants and covenants to and with the Company that:

1.
It has not offered and sold, and will not offer or sell any Offered Securities as part of the distribution except (a) in offshore transactions in accordance with Rule 903 of Regulation S, or (b) in the United States, or to or for the benefit or account of any person in the United States, as provided in paragraphs 2 through 10 below.  Accordingly, except as set forth in paragraphs 2 through 10 below, neither the Agent nor any of its affiliates nor any person acting on its or their behalf, has engaged or will engage in: (i) any offer to sell or any solicitation of an offer to buy, any Offered Securities to, or for the account or benefit of any person in the United States, or (ii) any sale of the Offered Securities to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States and was not acting for the account or benefit of a person in the United States, or such Agent, affiliate or person acting on behalf of either reasonably believed that such purchaser was outside the United States and was not acting for the account or benefit of a person in the United States.  Neither the Agent nor any of its affiliates nor any person acting in its or their behalf has engaged or will engage in any Directed Selling Efforts with respect to the Offered Securities, or (iv) any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Securities.

2.
It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Securities, except with its affiliates, any selling group members or with the prior written consent of the Company.  It shall require each selling group member to agree, for the benefit of the Company, to comply with, and shall use its commercially reasonable efforts to ensure that each selling group member complies with, the same provisions of this Schedule as apply to such Agent as if such provisions applied to such selling group member.

3.
All offers and sales of the Offered Securities, or to or for the account or benefit of any person  in the United States, have been and will be made through the Agents’ U.S. registered broker-dealer affiliate (“U.S. Affiliate”) in compliance with all applicable U.S. federal and state broker-dealer requirements.

4.
Offers and sales of the Offered Securities in the United States, or to or for the account or benefit of any person in the United States, have not been and will not be made by any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

5.
Offers and sales of Offered Securities in the United States, or to or for the account or benefit of any person in the United States may be made on behalf of the Company, pursuant to the provisions of Rule 506 of Regulation D to persons who are or are reasonably believed to be Accredited Investors.

6.
All purchasers of the Offered Securities that are in the United States, or that are acting for the account or benefit of any person in the United States, shall be informed that the Offered Securities have not been and will not be registered under the U.S. Securities Act or the securities laws of any state in the United States, and are being offered and sold to such purchasers in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Regulation D thereunder and in reliance on exemptions from the registration requirements of applicable state securities laws.

7.
Each offeree of Offered Securities in the United States, or who is acting for the account or benefit of any person in the United States, has been or shall be provided with a copy of the U.S. Private Placement Memorandum including the Amended and Restated Preliminary Prospectus or the Final Prospectus.  Each purchaser of Offered Securities that is in the United States or who is acting for the account or benefit of any person in the United States, will have received prior to the time of purchase of any Offered Securities the U.S. Private Placement Memorandum including the Final Prospectus.

8.
Immediately prior to transmitting the U.S. Private Placement Memorandum, the Agents had reasonable grounds to believe and did believe that each such offeree was an Accredited Investor, as the case may be.

9.
Prior to any sale of Offered Securities in the United States, or to or for the account or benefit of any person in the United States, each purchaser thereof will be required to execute a U.S. Purchaser’s Letter in substantially the form attached to the U.S. Private Placement Memorandum.

10.
Prior to the Closing Date (or the Option Closing Date, if applicable), it will provide the Company with a list of all purchasers of the Offered Securities that are in the United States, or who are acting for the account or benefit of any person in the United States, and in each case indicate the state or other jurisdiction in which the Offered Securities were offered or sold to such purchaser.  Prior to the Closing Time, it will provide the Company with copies of all U.S. Purchaser’s Letters.

11.
On the Closing Date (or the Option Closing Date, if applicable), each Agent making offers or sales in the United States will together with its U.S. Affiliate provide to the Company a certificate in the form of Exhibit A to this Schedule “C” relating to the manner of the offer and sale of the Offered Securities in the United States, or to or for the account or benefit of any person in the United States, or it will be deemed to have represented and warranted to the Company that neither it nor its U.S. Affiliate offered such securities in the United States or to, or for the account or benefit of any person in the United States.

Representations, Warranties and Covenants of the Company

The Company represents, warrants, covenants and agrees that:

1.
The Company is a Foreign Issuer with no Substantial U.S. Market Interest in its Common Shares or Series A Shares and: (a) is not now and as a result of the sale of the Offered Securities contemplated hereby will not be, an open-end investment company, a unit investment trust or a face-amount certificate company registered or required to be registered or a closed-end investment company required to be registered, but not registered under the United States Investment Company Act of 1940, as amended; and (b) neither the Company nor any of its predecessors or affiliates has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.

2.
Neither the Company, its subsidiaries nor any of its affiliates, nor any person acting on its or their behalf (except the Agents, their affiliates and any persons acting on any of their behalf, in respect of which no representation is made) (i) has made or will make any Directed Selling Efforts with respect to the Offered Securities, (ii) has engaged in or will engage in any form of Directed Selling Efforts, General Solicitation or General Advertising with respect to offers or sales of any of the Offered Securities in the United States, or to or for the account or benefit of any person in the United States, (iii) has made or will make any offer or sale of the Offered Securities in the United States except through the Agents as set forth in this Schedule “C” or (iv) has taken or will take any other action that would cause the exemptions or exclusions form registration provided by Rule 506 of Regulation D or Regulation S to be unavailable with respect to offers and sales of the Offered Securities in compliance with this Agency Agreement .

3.
The Company has not and will not, during the period beginning six months prior to the start of the offering of the Offered Securities and ending six months after the completion of the offering of the Offered Securities sell, offer for sale or solicit any offer to buy any of its securities in the United States in a manner that would be integrated with and would cause the exemption from registration provided by Regulation D to be unavailable with respect to offers and sales of the Offered Securities pursuant to this Schedule “C”.

4.
The Company will, within prescribed time periods, prepare and file any forms or notices required under the U.S. Securities Act or applicable blue sky laws in connection with the offer and sale of the Offered Securities.

5.
The Company, its subsidiaries, their respective affiliates or any person acting on its or their behalf (except the Agents, their affiliates and any persons acting on any of their behalf, in respect of which no representation is made) have compiled and will comply with the requirements for an “offshore transaction”, as such term is defined in Regulation S.

6.	The Company will notify its transfer agent as soon as practicable upon it becoming a “domestic issuer”, as defined in Regulation S.

7.
None of the Company, any of its affiliates or any person acting on their behalf (other than the Agents, their respective affiliates, or any person acting on any of their behalf, in respect of which no representation is made) has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with offers and sales of the Offered Securities.

8.
For each taxable year, if any, that the Company qualifies as a “passive foreign investment company” as defined in section 1297 of the Internal Revenue Code of 1986, as amended (the “Code”) in the case of a shareholder that is a “United States person” (as defined in section 7701(a)(30) of the Code) and that has made an effective “qualified electing fund” election (as defined in section 1295 of the Code) with respect to the Company (a “QEF Election”), the Company will provide to such shareholder upon the written request of the shareholder (a) a “PFIC Annual Information Statement” as described in Treasury Regulation section 1.1295-1(g) (or any successor Treasury Regulation), including all representations and statements required by such PFIC Annual Information Statement, and (b) all additional information that such shareholder is required to obtain in connection with maintaining such QEF Election.  With regard to the PFIC Annual Information Statement, as permitted by Treasury Direction section 1.1293-1(a)(2)(A), the Company will calculate and report the amount of each category of long-term capital gain described in section 1(h) of the Code that was recognized by the Company.

EXHIBIT A

AGENTS’ CERTIFICATE

In connection with the private placement in the United States, or to or for the account of any person in the United States, of Offered Securities pursuant to the Agency Agreement dated April 12, 2013 among Banro Corporation (the “Company”) and GMP Securities L.P., BMO Nesbitt Burns Inc., CIBC World Markets Inc. and Cormark Securities Inc. (the “Agency Agreement”), each of the undersigned does hereby certify as follows:

(i)
[Name of U.S. broker-dealer affiliate] (the “U.S. Affiliate”) is on the date hereof, and was at the time of all offers of Offered Securities in the United States or to or for the account or benefit of any person in the United States, duly registered as a broker-dealer under Section 15(b) of the U.S. Exchange Act, duly registered as a broker-dealer under the laws of each state of the United States where it made any offers of such securities (unless exempted from respective state’s broker-dealer registration requirements), and a member of and in good standing with the Financial Industry Regulatory Authority, Inc.;

(ii)
all offers and sales of the Offered Securities in the United States, or to or for the account or benefit of any person in the United States, have been effected in accordance with all applicable U.S. federal and state broker dealer requirements;

(iii)
we provided each offeree of Offered Securities that was in the United States, or that was acting for the account or benefit of any person in the United States, a copy of the U.S. Private Placement Memorandum including the  Amended and Restated Preliminary Prospectus or the Final Prospectus, and we provided each purchaser of Offered Securities that was in the United States, or that was acting for the account or benefit of a person in the United States, prior to the sale of the Offered Securities to such purchaser, with a copy of the U.S. Private Placement Memorandum including the Final Prospectus and no other written material was used in connection with the offer and sale of the Offered Securities in the United States;

(iv)
immediately prior to our transmitting any such materials to an offeree that was in the United States, or that was acting for the account or benefit of any person in the United States, we had reasonable grounds to believe and did believe that each such offeree was an Accredited Investor and, on the date hereof, continue to believe that each such offeree purchasing the Offered Securities from the Company pursuant to Regulation D is an Accredited Investor;

(v)
no form of general solicitation or general advertising (as those terms are used in Regulation D) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media, or on the internet, or broadcast over radio or television or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Offered Securities in the United States, or to or for the account or benefit of any person in the United States;

(vi)
prior to any sale of Offered Securities to an Accredited Investor in reliance on Regulation D, we caused each such purchaser to execute a U.S. Purchaser’s Letter in substantially the form attached to the U.S. Private Placement Memorandum;

(vii)
neither we nor any member of the selling group, nor any of our or their affiliates, have taken or will take any action which would constitute a violation of Regulation M under the U.S. Exchange Act in connection with the offer of the Purchased Securities; and

(viii)	the offering of the Offered Securities has been conducted by us in accordance with the terms of the Agency Agreement, including Schedule “C” thereto.

Terms used in this certificate have the meanings given to them in the Agency Agreement (including Schedule “C” thereto) unless otherwise defined herein.

Dated this ______ day of _______________, 2013.

[NAME OF AGENT]		[U.S. BROKER-DEALER AFFILIATE]

By:	_________________________________	By:	_________________________________
	Name:		Name:
	Title:		Title: